Filed Pursuant to Rule 424(b)(3)

Registration No. 333-250201

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated May 26, 2021)

Advantage Solutions Inc.

Up to 11,250,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

Up to 35,057,319 Shares of Class A Common Stock by the Selling Stockholders

This prospectus supplement further supplements and updates the prospectus dated May 26, 2021 (as may be supplemented or amended from time to time, the “Prospectus”) relating to the offering of up to 11,250,000 shares of our Class A common stock, $0.0001 par value per share (“Class A common stock”) that are issuable upon the exercise of 11,250,000 warrants (the “Warrants”) originally issued in the initial public offering of Conyers Park II Acquisition Corp., our predecessor company, as well as the resale of up to 35,057,319 shares of Class A common stock by the selling stockholders named in the Prospectus or their permitted transferees. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement incorporates into the Prospectus the information contained in our attached:

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2021; and

•	Quarterly Report on Form 10-Q, which was filed with the SEC on August 9, 2021.

Our Class A common stock and Warrants are listed on the Nasdaq Global Select Market under the symbols “ADV” and “ADVWW,” respectively. On August 6, 2021, the closing price of our Class A common stock was $9.99 and the closing price for our Warrants was $2.44.

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 9, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 26, 2021

Advantage Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38990	83-4629508
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

18100 Von Karman Avenue, Suite 1000 Irvine, CA		92612
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (949) 797-2900

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share Warrants to purchase Class A common stock	ADV ADVWW	The NASDAQ Stock Market LLC The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

On May 26, 2021, Advantage Solutions Inc. (the “Company”) held its annual stockholders meeting, and the following proposals were voted on by the Company’s stockholders, as set forth below:

Proposal 1: Election of Directors.

	For	Withheld	Broker Non-Vote
Ronald E. Blaylock	269,369,314.43	4,704,858	662,758
Cameron Breitner	251,629,690.43	22,444,482	662,758
Virginie Costa	272,249,559.43	1,824,613	662,758
Timothy J. Flynn	252,104,434.43	21,969,738	662,758
Brian K. Ratzan	252,115,456.43	21,958,716	662,758

This proposal received the required affirmative vote of holders of a plurality of the votes cast and all of the foregoing candidates were elected as the Company’s directors.

Proposal 2: Ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

For	Against	Abstain
274,690,038.43	1,476	45,416

This proposal received the affirmative vote of the holders of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting and was approved as set forth above.

Proposal 3: Approval of the Third Amended and Restated Certificate of Incorporation.

For	Against	Abstain	Broker Non-Vote
274,027,929.43	823.00	45,420	662,758

This proposal received the affirmative vote of the holders of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting and was approved as set forth above.

Proposal 4: Approval, on an advisory (non-binding) basis, the frequency of future advisory votes on the compensation of the Company’s named executive officers.

One Year	Two Years	Three Years	Abstain	Broker Non-Vote
274,021,351.43	5,340	1,573	45,908	662,758

This proposal received the affirmative vote of the holders of a majority of the shares having voting power present in person or represented by proxy at the Annual Meeting and was approved as set forth above.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

3.1	Third Amended and Restated Certificate of Incorporation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 28, 2021

ADVANTAGE SOLUTIONS INC.

By:	/s/ Brian Stevens
Name:	Brian Stevens
Title:	Chief Financial Officer and Chief Operating Officer

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ADVANTAGE SOLUTIONS INC.

Advantage Solutions Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.

The name of the Corporation is “Advantage Solutions Inc.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 2, 2019 under the name “Conyers Park II Acquisition Corp.” and an amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on July 17, 2019 (as amended and restated, the “Original Certificate”)

2.

A second amended and restated certificate of incorporation, which amended and restated the Amended and Restated Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on October 28, 2020 (the “Existing Certificate”) in connection with the transactions contemplated by that certain Agreement and Plan of Merger by and among the Corporation, CP II Merger Sub, Inc., Advantage Solutions Inc. and Karman Topco L.P.. dated as of September 7, 2020.

3.

Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, the Original Certificate is being amended and restated by this Third Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”).

4.	The text of the Existing Certificate is hereby integrated and restated in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is Advantage Solutions Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

PURPOSE AND DURATION

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”). The Corporation is to have a perpetual existence.

ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is 3,300,000,000, of which (i) 3,290,000,000 shares shall be a class designated as Class A common stock, par value $0.0001 per share (“Common Stock”), and (ii) 10,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (“Preferred Stock”).

Section 1. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any shares of Common Stock or Preferred Stock voting separately as a class shall be required therefor.

Section 2. Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Amended and Restated Certificate of Incorporation (including any Certificate of Designation (as defined below): (i) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Certificate of Designation) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Amended and Restated Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL; (ii) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors of the Corporation (the “Board”) or any authorized committee thereof; and (iii) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

Section 3. Shares of Preferred Stock may be issued from time to time in one or more series. The Board, or any authorized committee thereof, is hereby authorized to provide from time to time by resolution or resolutions for the creation and issuance, out of the authorized and unissued shares of Preferred Stock, of one or more series of Preferred Stock by filing a certificate (a “Certificate of Designation”) pursuant to the DGCL, setting forth such resolution or resolutions and, with respect to each such series, establishing the designation of such series and the number of shares to be included in such series and fixing the terms of such series, the voting powers (full or limited, or no voting power), preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of the shares of each such series. Without limiting the generality of the foregoing, and subject to the rights of the holders of any series of Preferred Stock then outstanding, the resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. The terms, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock may be different from those of any and all other series at any time outstanding. Except as otherwise expressly provided in this Amended and Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock), no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this Amended and Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock). Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the DGCL. Unless otherwise provided in the Certificate of Designation establishing a series of Preferred Stock, the Board may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of such series and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.

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ARTICLE V

BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation, it is further provided that:

Section 1. Except as otherwise provided in this Amended and Restated Certificate of Incorporation and the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Subject to the terms of the Stockholders Agreement and any special rights of the holders of Preferred Stock to elect directors, the number of directors which shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. Except as otherwise expressly provided by the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) or delegated by resolution of the Board, the Board shall have the exclusive power and authority to appoint and remove officers of the Corporation.

Section 2. Other than any directors elected by the separate vote of the holders of one or more series of Preferred Stock, if applicable, the Board shall be and is divided into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible. The Board may assign members of the Board already in office to such classes as of the effectiveness of this Amended and Restated Certificate of Incorporation (the “Effective Time”). Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board. At the first annual meeting of stockholders following the Effective Time, the term of office of the Class I directors shall expire and Class I directors elected to succeed those directors whose terms expired shall be elected for a full term of three years. At the second annual meeting of stockholders following the Effective Time, the term of office of the Class II directors shall expire and Class II directors elected to succeed those directors whose terms expired shall be elected for a full term of three years. At the third annual meeting of stockholders following the Effective Time, the term of office of the Class III directors shall expire and Class III directors elected to succeed those directors whose terms expired shall be elected for a full term of three years. Subject to any special rights of the holders of one or more series of Preferred Stock to elect directors, at each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, disqualification or removal from office.

Section 3. Subject to any special rights of the holders of one or more series of Preferred Stock to elect directors, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock of the Corporation entitled to vote on the election of directors.

Section 4. Except as otherwise expressly required by law, subject to any special rights of the holders of one or more series of Preferred Stock to elect directors and subject to the terms of the Stockholders Agreement, any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, and shall not be filled by the stockholders (except as otherwise provided in the Stockholders Agreement). Any director appointed in accordance with the preceding sentence shall hold office for a term that shall coincide with the remaining term of the class to which the director shall have been appointed and until such director’s successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification or removal.

Section 5. During any period when the holders of any series of Preferred Stock have the special right to elect additional directors, upon commencement and for the duration of such period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of additional directors, and the holders of such series of Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to the Certificate of Designation establishing such series of Preferred Stock; and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to the Certificate of Designation establishing such series of Preferred Stock, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided by this Amended and Restated Certificate of Incorporation (including any Certificate of Designation establishing any series of Preferred Stock), whenever the holders of any series of Preferred Stock having the special right to elect additional directors are divested of such right pursuant to this Amended and Restated Certificate of Incorporation (including pursuant to any such Certificate of Designation), the terms of office of all such additional directors elected by the holders of such series, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

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Section 6. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

Section 7. Except as may otherwise be set forth in the resolution or resolutions of the Board providing for the issuance of one or more series of Preferred Stock, and then only with respect to such series of Preferred Stock, cumulative voting in the election of directors is specifically denied.

ARTICLE VI

STOCKHOLDERS

Section 1. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting); provided, however, that any action required or permitted to be taken by any holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock.

Section 2. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time by the Board, but such special meetings may not be called by stockholders or any other Person or Persons (as defined below).

Section 3. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII

LIABILITY AND INDEMNIFICATION

Section 1. To the fullest extent permitted by the DGCL (including Section 102(b)(7)), as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.

Section 2. The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or any predecessor of the Corporation, or, while serving as a director or officer of the Corporation, serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

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Section 3. The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was an employee or agent of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as an employee or agent at the request of the Corporation or any predecessor to the Corporation.

Section 4. Neither any amendment or repeal of this Article VII, nor the adoption by amendment of this Amended and Restated Certificate of Incorporation of any provision inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising (or that, but for this Article VII, would accrue or arise) prior to such amendment or repeal or adoption of an inconsistent provision.

ARTICLE VIII

EXCLUSIVE FORUM

Section 1. Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or, in the event that the federal district court for the District of Delaware does not have jurisdiction, other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Amended and Restated Certificate of Incorporation (as it may be amended and/or restated from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article VIII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 2. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article VIII. Notwithstanding the foregoing, the provisions of this Article VIII shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

ARTICLE IX

CERTAIN STOCKHOLDER RELATIONSHIPS

Section 1. In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of the Principal Stockholder, the CP Sponsor and their respective Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) the Principal Stockholder, the CP Sponsor and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation (the “Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholder, the CP Sponsor, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

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Section 2. None of (i) the Principal Stockholder or any of its Affiliates, (ii) the CP Sponsor or any of its Affiliates or (iii) any Non-Employee Director or his or her Affiliates (the Persons identified in (i), (ii) and (iii) above being referred to, collectively, as the “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 3 of this Article IX. Subject to Section 3 of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

Section 3. The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 2 of this Article IX shall not apply to any such corporate opportunity.

Section 4. In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy, in each case as determined by the Board.

Section 5. For purposes of this Article IX, “Affiliate” shall mean (a) in respect of the Principal Stockholder, any Person that, directly or indirectly, is controlled by the Principal Stockholder, controls the Principal Stockholder or is under common control with the Principal Stockholder and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of the CP Sponsor, any Person that, directly or indirectly, is controlled by the CP Sponsor, controls the CP Sponsor or is under common control with the CP Sponsor and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (c) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (d) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation.

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Section 6. To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

Section 1. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by this Amended and Restated Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Amended and Restated Certificate of Incorporation in its current form or as hereafter amended are granted, subject to the rights reserved in this Article X. Notwithstanding the foregoing and notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or classes or series of stock required by law or by this Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII, VIII, IX or this Article X.

Section 2. The Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws. Notwithstanding the foregoing or any other provisions of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or classes or series of stock required by law or by this Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

ARTICLE XI

DGCL SECTION 203 AND BUSINESS COMBINATIONS

Section 1. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

Section 2. Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a)    prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

(b)    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c)    at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

7

Section 3. For purposes of this Article XI, references to:

(a)    “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b)    “associate”, when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c)    “Karman Direct Transferee” means any person that acquires (other than in a registered public offering) directly from Karman Topco L.P. or any of its affiliates or successors or any “group”, or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act, beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(d)    “Karman Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Karman Direct Transferee or any other Karman Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(e) “business combination”, when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)    any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if (x) the merger or consolidation is caused by the interested stockholder and (y) as a result of such merger or consolidation Section 2 of this Article XI is not applicable to the surviving entity;

(ii)    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)    any transaction which results in the issuance or transfer by the Corporation, or by any direct or indirect majority-owned subsidiary of the Corporation, of any stock of the Corporation, or of such subsidiary, to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation, or any such subsidiary, which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Sections 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c) through (e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv)    any transaction involving the Corporation, or any direct or indirect majority-owned subsidiary of the Corporation, which has the effect, directly or indirectly, of increasing the proportionate share of stock of any class or series, or securities exercisable for, exchangeable for or convertible into stock of any class or series, of the Corporation, or of any such subsidiary, which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

8

(v)    any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary of the Corporation.

(f)    “control”, including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Section 2, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(g)    “interested stockholder” means (x) any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and (y) the affiliates and associates of such person; but “interested stockholder” shall not include (a) Karman Topco L.P., any Karman Direct Transferee, any Karman Indirect Transferee or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation, provided that such person shall be an interested stockholder if thereafter such person acquires any additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(h)    “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i)    beneficially owns such stock, directly or indirectly; or

(ii)    has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii)    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other person that owns, or whose affiliates or associates own, directly or indirectly, such stock.

(i)    “person” means any individual, corporation, partnership, unincorporated association or other entity.

9

(j)    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(k)    “voting stock” means, with respect to a corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

ARTICLE XII

MISCELLANEOUS

If any provision or provisions of this Amended and Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, any Certificate of Designation relating to any series of Preferred Stock and each portion of any paragraph of this Amended and Restated Certificate of Incorporation or Certificate of Designation containing any such provision or provisions held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, any Certificate of Designation relating to any series of Preferred Stock and each such portion of any paragraph of this Amended and Restated Certificate of Incorporation or Certificate of Designation containing any such provision or provisions held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XIII

INTERPRETATION

For as long as the Stockholders Agreement remains in effect, in the event of any conflict between the terms and provisions of this Amended and Restated Certificate of Incorporation and those contained in the Stockholders Agreement, the terms and provisions of the Stockholders Agreement shall govern and control, except as provided otherwise by mandatory provisions of the DGCL.

ARTICLE XIV

DEFINITIONS

As used in this Amended and Restated Certificate of Incorporation, except as otherwise expressly provided herein and unless the context requires otherwise, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that controls, is controlled by or is under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the power to direct or cause the direction of the affairs or management of that Person, whether through the ownership of voting securities, as trustee (or the power to appoint a trustee), as a personal representative or executor, by contract or credit arrangement or otherwise, and “controlled” and “controlling” have meanings correlative to the foregoing.

“CP Sponsor” means Conyers Park II Sponsor LLC, a Delaware limited liability company, and its successors.

10

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations).

“Person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

“Principal Stockholder” means Karman Topco L.P., a Delaware limited partnership, and its successors.

“Stockholders Agreement” means the Amended and Restated Stockholders Agreement, dated as of October 27, 2020, by and among, inter alia, the Corporation, the Principal Stockholder, CP Sponsor, Green Equity Investors VI, L.P. and CVC ASM Holdco, L.P, as amended and/or restated from time to time.

This Amended and Restated Certificate of Incorporation is executed on this 26th day of May, 2021.

ADVANTAGE SOLUTIONS INC.

By:	/s/ Bryce Robinson
Name:	Bryce Robinson
Title:	Secretary

11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-38990

Advantage Solutions Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-4629508
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

15310 Barranca Parkway Suite 100

Irvine, CA 92618

(Address of principal executive offices)

(949) 797-2900

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ADV	Nasdaq Global Select Market
Warrants exercisable for one share of Class A common stock at an exercise price of $11.50 per share	ADVWW	Nasdaq Global Select Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of August 6, 2021, the registrant had 318,573,562 shares of Class A common stock outstanding.

Advantage Solutions Inc.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ADVANTAGE SOLUTIONS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
(in thousands, except share and per share data)	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$159,782	$204,301
Restricted cash	17,380	15,665
Accounts receivable, net of allowance for expected credit losses of $18,155 and $16,377, respectively	641,136	574,142
Prepaid expenses and other current assets	110,369	105,643

Total current assets	928,667	899,751
Property and equipment, net	63,130	80,016
Goodwill	2,181,191	2,163,339
Other intangible assets, net	2,365,280	2,452,796
Investments in unconsolidated affiliates	117,098	115,624
Other assets	66,095	65,966

Total assets	$5,721,461	$5,777,492

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$13,303	$63,745
Accounts payable	206,436	195,452
Accrued compensation and benefits	118,695	142,136
Other accrued expenses	129,548	121,758
Deferred revenue	53,881	51,898

Total current liabilities	521,863	574,989
Long-term debt, net of current portion	2,027,097	2,029,328
Deferred income tax liabilities	483,146	491,242
Warrant liability	19,701	21,234
Other long-term liabilities	133,167	141,910

Total liabilities	3,184,974	3,258,703

Redeemable noncontrolling interest	1,823	—

Equity attributable to stockholders of Advantage Solutions Inc.
Preferred stock, no par value, 10,000,000 shares authorized; none issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	—	—
Common stock, $0.0001 par value, 3,290,000,000 shares authorized; 318,496,390 and 318,425,182 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	32	32
Additional paid in capital	3,361,262	3,348,546
Accumulated deficit	(915,096)	(921,101)
Loans to Karman Topco L.P.	(6,328)	(6,316)
Accumulated other comprehensive (loss) income	(1,122)	674

Total equity attributable to stockholders of Advantage Solutions Inc.	2,438,748	2,421,835
Nonredeemable noncontrolling interest	95,916	96,954

Total stockholders’ equity	2,534,664	2,518,789

Total liabilities, redeemable noncontrolling interest, and stockholders’ equity	$5,721,461	$5,777,492

See Notes to the Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and per share data)	2021	2020	2021	2020
Revenues	$849,954	$641,543	$1,640,975	$1,520,939
Cost of revenues (exclusive of depreciation and amortization shown separately below)	698,226	509,923	1,351,565	1,256,616
Selling, general, and administrative expenses	46,607	80,569	87,088	121,625
Recovery from Take 5	—	(7,700)	—	(7,700)
Depreciation and amortization	62,674	58,748	122,287	118,957

Total operating expenses	807,507	641,540	1,560,940	1,489,498

Operating income	42,447	3	80,035	31,441
Other (income) expenses:
Change in fair value of warrant liability	(7,059)	—	(1,533)	—
Interest expense, net	37,189	51,521	68,054	103,315

Total other (income) expenses	30,130	51,521	66,521	103,315
Income (loss) before income taxes	12,317	(51,518)	13,514	(71,874)
Provision for (benefit from) income taxes	6,563	(13,704)	8,306	(12,337)

Net income (loss)	5,754	(37,814)	5,208	(59,537)
Less: net loss attributable to noncontrolling interest	(367)	(410)	(797)	(425)

Net income (loss) attributable to stockholders of Advantage Solutions Inc.	6,121	(37,404)	6,005	(59,112)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	624	1,843	(1,796)	(6,317)

Total comprehensive income (loss) attributable to stockholders of Advantage Solutions Inc.	$6,745	$(35,561)	$4,209	$(65,429)

Net income (loss) per common share:
Basic	$0.02	$(0.18)	$0.02	$(0.29)

Diluted	$0.00	$(0.18)	$0.01	$(0.29)

Weighted-average number of common shares:
Basic	318,464,596	203,750,000	318,035,355	203,750,000

Diluted	323,294,273	203,750,000	321,350,145	203,750,000

See Notes to the Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

						Accumulated	Advantage
	Common Stock		Additional		Loans	Other	Solutions Inc.	Nonredeemable	Total
			Paid-in	Accumulated	to	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Capital	Deficit	Topco	Income (Loss)	Equity	Interests	Equity
(in thousands, except share data)
Balance at April 1, 2021	318,449,966	$32	$3,354,383	$(921,217)	$(6,322)	$(1,746)	$2,425,130	$95,814	$2,520,944
Comprehensive income (loss)
Net (loss) income	—	—	—	6,121	—	—	6,121	(353)	5,768
Foreign currency translation adjustments	—	—	—	—	—	624	624	219	843

Total comprehensive income (loss)							6,745	(134)	6,611

Loans to Karman Topco L.P.	—	—	—	—	(6)	—	(6)	—	(6)
Redemption of noncontrolling interest	—	—	(436)	—	—	—	(436)	236	(200)
Equity-based compensation	—	—	(3,061)	—	—	—	(3,061)	—	(3,061)
Shares issued upon vesting of restricted stock units	41,424	—	—	—	—	—	—	—	—
Shares issued upon exercise of warrants	5,000	—	58	—	—	—	58	—	58
Stock-based compensation expense	—	—	10,318	—	—	—	10,318	—	10,318

Balance at June 30, 2021	318,496,390	$32	$3,361,262	$(915,096)	$(6,328)	$(1,122)	$2,438,748	$95,916	$2,534,664

						Accumulated	Advantage
	Common Stock		Additional		Loans	Other	Solutions Inc.	Nonredeemable	Total
			Paid-in	Accumulated	to	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Capital	Deficit	Topco	Income (Loss)	Equity	Interests	Equity
(in thousands, except share data)
Balance at April 1, 2020	203,750,000	$20	$2,337,471	$(767,003)	$(6,244)	$(16,313)	$1,547,931	$87,703	$1,635,634
Comprehensive loss
Net loss	—	—	—	(37,404)	—	—	(37,404)	(410)	(37,814)
Foreign currency translation adjustments	—	—	—	—	—	1,843	1,843	190	2,033

Total comprehensive loss							(35,561)	(220)	(35,781)

Loans to Karman Topco L.P.	—	—	—	—	(38)	—	(38)	—	(38)
Equity-based compensation	—	—	1,650	—	—	—	1,650	—	1,650

Balance at June 30, 2020	203,750,000	$20	$2,339,121	$(804,407)	$(6,282)	$(14,470)	$1,513,982	$87,483	$1,601,465

See Notes to the Condensed Consolidated Financial Statements.

						Accumulated	Advantage
	Common Stock		Additional		Loans	Other	Solutions Inc.	Nonredeemable	Total
			Paid-in	Accumulated	to	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Capital	Deficit	Topco	Income (Loss)	Equity	Interests	Equity
(in thousands, except share data)
Balance at January 1, 2021	318,425,182	$32	$3,348,546	$(921,101)	$(6,316)	$674	$2,421,835	$96,954	$2,518,789
Comprehensive loss
Net income (loss)	—	—	—	6,005	—	—	6,005	(783)	5,222
Foreign currency translation adjustments	—	—	—	—	—	(1,796)	(1,796)	(491)	(2,287)

Total comprehensive loss							4,209	(1,274)	2,935

Loans to Karman Topco L.P.	—	—	—	—	(12)	—	(12)	—	(12)
Redemption of noncontrolling interest	—	—	(436)	—	—	—	(436)	236	(200)
Equity-based compensation	—	—	(7,110)	—	—	—	(7,110)	—	(7,110)
Vesting of stock-based compensation awards	24,784	—	—	—	—	—	—	—	—
Shares issued upon vesting of restricted stock units	41,424	—	—	—	—	—	—	—	—
Shares issued upon exercise of warrants	5,000	—	58	—	—	—	58	—	58
Stock-based compensation expense	—	—	20,204	—	—	—	20,204	—	20,204

Balance at June 30, 2021	318,496,390	$32	$3,361,262	$(915,096)	$(6,328)	$(1,122)	$2,438,748	$95,916	$2,534,664

						Accumulated	Advantage
	Common Stock		Additional		Loans	Other	Solutions Inc.	Nonredeemable	Total
			Paid-in	Accumulated	to	Comprehensive	Stockholders’	Noncontrolling	Stockholders’
	Shares	Amount	Capital	Deficit	Topco	Income (Loss)	Equity	Interests	Equity
(in thousands, except share data)
Balance at January 1, 2020	203,750,000	$20	$2,337,471	$(745,295)	$(6,244)	$(8,153)	$1,577,799	$92,007	$1,669,806
Comprehensive loss
Net loss	—	—	—	(59,112)	—	—	(59,112)	(425)	(59,537)
Foreign currency translation adjustments	—	—	—	—	—	(6,317)	(6,317)	(4,099)	(10,416)

Total comprehensive loss							(65,429)	(4,524)	(69,953)

Loans to Karman Topco L.P.	—	—	—	—	(38)	—	(38)	—	(38)
Equity-based compensation	—	—	1,650	—	—	—	1,650	—	1,650

Balance at June 30, 2020	203,750,000	$20	$2,339,121	$(804,407)	$(6,282)	$(14,470)	$1,513,982	$87,483	$1,601,465

See Notes to the Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
(in thousands)	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$5,208	$(59,537)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Noncash interest expense, net	419	8,120
Depreciation and amortization	122,287	118,957
Change in fair value of warrant liability	(1,533)	—
Fair value adjustments related to contingent consideration	3,361	9,532
Deferred income taxes	(7,403)	2,658
Equity-based compensation of Topco	(7,110)	1,650
Stock-based compensation	20,204	—
Equity in earnings of unconsolidated affiliates	(3,260)	(1,750)
Distribution received from unconsolidated affiliates	1,154	221
Noncash losses (gains) related to lease abandonments	1,241	(25,825)
Loss on disposal of property and equipment	6,199	10,978
Changes in operating assets and liabilities, net of effects from purchases of businesses:
Accounts receivable	(64,802)	190,720
Prepaid expenses and other assets	3,309	49,796
Accounts payable	8,901	(44,723)
Accrued compensation and benefits	(23,224)	(26,649)
Deferred revenues	1,717	5,154
Other accrued expenses and other liabilities	(10,744)	(4,875)

Net cash provided by operating activities	55,924	234,427

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of businesses, net of cash acquired	(20,426)	(51,389)
Purchase of property and equipment	(12,958)	(15,425)

Net cash used in investing activities	(33,384)	(66,814)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under lines of credit	41,736	97,658
Payments on lines of credit	(92,756)	(98,640)
Proceeds from accounts receivable securitization facility	—	120,000
Proceeds from issuance of long-term debt	—	2,787
Principal payments on long-term debt	(6,849)	(13,281)
Contingent consideration payments	(6,247)	(7,641)
Holdback payments	(173)	—
Redemption of noncontrolling interest	(200)	—

Net cash (used in) provided by financing activities	(64,489)	100,883

Net effect of foreign currency fluctuations on cash	(855)	(5,860)
Net change in cash, cash equivalents and restricted cash	(42,804)	262,636
Cash, cash equivalents and restricted cash, beginning of period	219,966	199,025

Cash, cash equivalents and restricted cash, end of period	$177,162	$461,661

SUPPLEMENTAL CASH FLOW INFORMATION
Purchase of property and equipment recorded in accounts payable and accrued expenses	$628	$25
Note payable related to settlement of contingent consideration	$—	$5,982

See Notes to the Condensed Consolidated Financial Statements.

ADVANTAGE SOLUTIONS INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Organization and Significant Accounting Policies

Advantage Solutions Inc. (“Advantage” or the “Company”) is a provider of outsourced solutions to consumer goods companies and retailers.

On September 7, 2020, ASI Intermediate Corp., then known as Advantage Solutions Inc. (“ASI”), entered into an agreement and plan of merger (as amended, modified, supplemented or waived, the “Merger Agreement”), with Conyers Park II Acquisition Corp., a Delaware corporation (“Conyers Park”), now known as Advantage Solutions Inc., CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Conyers Park (“Merger Sub”), and Karman Topco L.P., then the parent company of ASI (“Topco”). Conyers Park neither engaged in any operations nor generated any revenue. Based on Conyers Park’s business activities, it was a “shell company” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On October 28, 2020 (the “Closing Date”), Conyers Park consummated the merger pursuant to the Merger Agreement, and Merger Sub was merged with and into ASI with ASI surviving the merger as a wholly owned subsidiary of Conyers Park (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). On the Closing Date, and in connection with the closing of the Transactions (the “Closing”), Conyers Park changed its name to Advantage Solutions Inc. and ASI changed its name to ASI Intermediate Corp.

The Company’s Class A common stock is listed on the Nasdaq Global Select Market under the symbol “ADV” and warrants to purchase the Class A common stock at an exercise price of $11.50 per share are listed on the Nasdaq Global Select Market under the symbol “ADVWW”.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. The unaudited condensed consolidated financial statements do not include all of the information required by accounting principles generally accepted in the United States (“U.S. GAAP”). The Condensed Consolidated Balance Sheet at December 31, 2020 was derived from the audited Consolidated Balance Sheet at that date and does not include all the disclosures required by U.S. GAAP. In the opinion of management, all adjustments which are of a normal recurring nature and necessary for a fair statement of the results as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 have been reflected in the condensed consolidated financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2020 and the related footnotes thereto. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period.

COVID-19 Pandemic

COVID-19 continues to spread throughout the United States and other countries across the world, and the duration and severity of the effects are currently unknown. The COVID-19 pandemic has impacted the Company and could materially impact the Company’s financial results in the future. The Consolidated Condensed Financial Statements presented herein reflect estimates and assumptions made by management at June 30, 2021.

Such estimates and assumptions affect, among other things, the Company’s goodwill, long-lived asset and indefinite-lived intangible asset valuation, assessment of the annual effective tax rate and the allowance for expected credit losses. Events and changes in circumstances, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

Recent Accounting Standards

Recent Accounting Standards Adopted by the Company

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Company adopted ASU 2019-12 on January 1, 2021 and the adoption of this accounting standard did not have a material impact on the Company’s condensed consolidated financial statements.

Accounting Standards Recently Issued but Not Yet Adopted by the Company

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for U.S. GAAP to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate if certain criteria are met. The amendments in this update are effective for reporting periods that include or are subsequent to March 12, 2020. Once adopted, the amendments in this update must be applied prospectively to contract modifications and hedging relationships through December 31, 2022. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

All other new accounting pronouncements issued, but not yet effective or adopted have been deemed to be not relevant to the Company and, accordingly, are not expected to have a material impact once adopted.

2. Revenue Recognition

The Company recognizes revenue when control of promised goods or services are transferred to the client in an amount that reflects the consideration that the Company expects to be entitled to in exchange for such goods or services. Substantially all of the Company’s contracts with clients involve the transfer of a service to the client, which represents a performance obligation that is satisfied over time because the client simultaneously receives and consumes the benefits of the services provided. In most cases, the contracts consist of a performance obligation that is comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service). For these contracts, the Company allocates the ratable portion of the consideration based on the services provided in each period of service to such period.

Revenues related to the sales segment are primarily recognized in the form of commissions, fee-for-service, or on a cost-plus basis for providing headquarter relationship management, analytics, insights and intelligence services, administrative services, retail merchandising services, retailer client relationships and in-store media programs, and digital technology solutions (which include business intelligence solutions, e-commerce services, and content services).

Marketing segment revenues are primarily recognized in the form of fee-for-service (including retainer fees, fees charged to clients based on hours incurred, project-based fees, or fees for executing in-person consumer engagements or experiences, which engagements or experiences the Company refers to as “events”), commissions, or on a cost-plus basis for providing experiential marketing, shopper and consumer marketing services, private label development and digital, social, and media services.

The Company disaggregates revenues from contracts with clients by reportable segment. Revenues within each segment are further disaggregated between brand-centric services and retail-centric services. Brand-centric services are centered on providing solutions to support manufacturers’ sales and marketing strategies. Retail-centric services are centered on providing solutions to retailers.

Disaggregated revenues were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in thousands)
Sales brand-centric services	$321,876	$278,807	$615,407	$596,405
Sales retail-centric services	239,768	181,432	480,561	371,632

Total sales revenues	561,644	460,239	1,095,968	968,037
Marketing brand-centric services	121,822	82,354	238,804	178,719
Marketing retail-centric services	166,488	98,950	306,203	374,183

Total marketing revenues	288,310	181,304	545,007	552,902

Total revenues	$849,954	$641,543	$1,640,975	$1,520,939

Contract liabilities represent deferred revenues which are cash payments that are received in advance of the Company’s satisfaction of the applicable obligation and are included in Deferred revenues in the Condensed Consolidated Balance Sheets. Deferred revenues are recognized as revenues when the related services are performed for the client. Revenues recognized during the three and six months ended June 30, 2021 that were included in Deferred revenues as of December 31, 2020 were $5.8 million and $31.9 million, respectively. Revenues recognized during the three and six months ended June 30, 2020 that were included in Deferred revenues as of December 31, 2019 were $3.2 million and $27.2 million, respectively.

3. Acquisitions

2021 Acquisitions

During the six months ended June 30, 2021, the Company acquired three sales businesses. The acquisitions were accounted for under the acquisition method of accounting. As such, the purchase consideration for each acquired business was allocated to the acquired tangible and intangible assets and liabilities assumed based upon their respective fair values. Assets acquired and liabilities assumed in the business combination were recorded on the Company’s financial statements as of the acquisition date based upon the estimated fair value at such date. The excess of the purchase consideration over the estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The allocation of the excess purchase price was based upon preliminary estimates and assumptions and is subject to revision when the Company receives final information. Accordingly, the measurement period for such purchase price allocations will end when the information, or the facts and circumstances, becomes available, but will not exceed twelve months. The results of operations of each acquired business has been included in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) since its respective date of acquisition.

The aggregate purchase price for the acquisitions referenced above was $27.0 million, which includes $20.4 million paid in cash, $5.1 million recorded as contingent consideration liabilities, and $1.4 million recorded as holdback amounts. Contingent consideration payments are determined based on future financial performance and payment obligations (as defined in the applicable purchase agreement) and are recorded at fair value. The maximum potential payment outcome related to the acquisitions is $13.5 million. Holdback amounts are used to withhold a portion of the initial purchase price payment until certain post-closing conditions are satisfied and are typically settled within 18 months of the acquisition. The goodwill related to the acquisitions represented the value paid for the assembled workforce, geographic presence, and expertise. Of the resulting goodwill relating to these acquisitions, $9.0 million is deductible for tax purposes.

The preliminary fair values of the identifiable assets and liabilities of the acquisitions completed during the six months ended June 30, 2021, as of the applicable acquisition dates, are as follows:

(in thousands)
Consideration:
Cash	$20,426
Holdback	1,442
Fair value of contingent consideration	5,116

Total consideration	$26,984

Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets
Accounts receivable	$3,382
Property and equipment	86
Identifiable intangible assets	11,083

Total assets	14,551

Liabilities
Total liabilities	4,222
Redeemable noncontrolling interest	1,804
Total identifiable net assets	8,525

Goodwill arising from acquisitions	$18,459

The identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. The preliminary fair value and estimated useful lives of the intangible assets acquired are as follows:

(in thousands)	Amount	Weighted Average Useful Life
Client relationships	$10,082	7 years
Trade names	1,001	10 years

Total identifiable intangible assets	$11,083

The operating results of the businesses acquired during the six months ended June 30, 2021 contributed total revenues of $6.3 million and $10.9 million in the three and six months ended June 30, 2021, respectively. The Company has determined that the presentation of net income from the date of acquisition is impracticable due to the integration of the operations upon acquisition.

During the three and six months ended June 30, 2021, the Company incurred an immaterial amount and $0.2 million, respectively, in transaction costs related to the acquisitions described above. These costs have been included in “Selling, general, and administrative expenses” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

2020 Acquisitions

The Company acquired three businesses during the six months ended June 30, 2020, of which two were sales businesses and a marketing agency in the United States. The acquisitions were accounted for under the acquisition method of accounting. As such, the purchase consideration for each acquired business was allocated to the acquired tangible and intangible assets and liabilities assumed based upon their respective fair values. Assets acquired and liabilities assumed in the business combination were recorded on the Company’s financial statements as of the acquisition date based upon the estimated fair value at such date. The excess of the purchase consideration over the estimated fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The results of operations of the business acquired by the Company have been included in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) since the date of acquisition.

The aggregate purchase price for the acquisitions referenced above was $72.1 million, which includes $51.4 million paid in cash, $17.2 million recorded as contingent consideration liabilities, and $3.5 million recorded as holdback amounts. The maximum potential payment outcome related to the acquisitions is $45.8 million. The goodwill related to the acquisitions represented the value paid for the assembled workforce, geographic presence, and expertise. Of the resulting goodwill relating to these acquisitions, $19.8 million is deductible for tax purposes.

The fair values of the identifiable assets and liabilities of the acquisitions completed during the six months ended June 30, 2020, at the respective acquisition dates, are as follows:

(in thousands)
Consideration
Cash	$51,389
Holdbacks	3,488
Fair value of contingent consideration	17,210

Total consideration	$72,087

Recognized amounts of identifiable assets acquired and liabilities assumed:
Assets
Accounts receivable	$2,534
Other assets	2,907
Property and equipment	321
Identifiable intangible assets	32,610

Total assets	38,372

Liabilities
Total liabilities	4,242

Total identifiable net assets	34,130

Goodwill arising from acquisitions	$37,957

The identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives. The fair value and estimated useful lives of the intangible assets acquired are as follows:

(in thousands)	Amount	Weighted Average Useful Life
Client relationships	$32,610	10 years

The operating results of the businesses acquired during the six months ended June 30, 2020 contributed total revenues of $15.8 million and $26.9 million in the three months and six months ended June 30, 2020, respectively. The Company has determined that the presentation of net income from the date of acquisition is impracticable due to the integration of the operations upon acquisition.

During the three and six months ended June 30, 2020, the Company incurred an immaterial amount and $0.2 million, respectively, in transaction costs related to the acquisitions described above. These costs have been included in “Selling, general, and administrative expenses” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Supplemental Pro Forma Information

Supplemental information on a pro forma basis, presented as if the acquisitions executed during the period from January 1, 2021 to August 9, 2021 and for the year ended December 31, 2020, had been consummated as of the beginning of the comparative prior period, is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in thousands, except per share data)
Total revenues	$852,157	$648,602	$1,646,090	$1,536,060
Net income (loss) attributable to stockholders of Advantage Solutions Inc.	$6,032	$(34,598)	$6,231	$(54,066)
Basic net income (loss) per common share	$0.02	$(0.17)	$0.02	$(0.27)
Diluted net income (loss) per common share	$0.00	$(0.17)	$0.01	$(0.27)

The unaudited pro forma supplemental information is based on estimates and assumptions that the Company believes are reasonable and reflects the pro forma impact of additional amortization related to the fair value of acquired intangible assets, the pro forma impact of acquisition costs which consisted of legal, advisory and due diligence fees and expenses, and the pro forma tax effect of the pro forma adjustments for the three and six months ended June 30, 2021 and 2020. This supplemental pro forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisition been consummated during the periods for which pro forma information is presented.

4. Goodwill and Intangible Assets

Changes in goodwill for the six months ended June 30, 2021 are as follows:

	Sales	Marketing	Total
(in thousands)
Gross carrying amount as of December 31, 2020	$2,114,378	$700,961	$2,815,339
Accumulated impairment charge(1)	(652,000)	—	(652,000)

Balance at December 31, 2020	$1,462,378	$700,961	$2,163,339

Acquisitions	18,459	—	18,459
Measurement period adjustments	179	(1,045)	(866)
Foreign exchange translation effects	259	—	259

Balance at June 30, 2021	$1,481,275	$699,916	$2,181,191

(1)

During the fiscal year ended December 31, 2018, the Company recognized a non-cash goodwill impairment charge of $652.0 million related to the Company’s sales reporting unit as a result of the Company’s annual evaluation of goodwill impairment test.

The following tables set forth information for intangible assets:

		June 30, 2021
(in thousands)	Weighted Average Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Charges(1)	Net Carrying Value
Finite-lived intangible assets:
Client relationships	14 years	$2,465,579	$1,067,784	$—	$1,397,795
Trade names	8 years	134,885	72,339	—	62,546
Developed technology	5 years	10,160	7,005	—	3,155
Covenant not to compete	5 years	6,100	4,316	—	1,784

Total finite-lived intangible assets		2,616,724	1,151,444	—	1,465,280

Indefinite-lived intangible assets:
Trade names		1,480,000	—	580,000	900,000

Total other intangible assets		$4,096,724	$1,151,444	$580,000	$2,365,280

(1)

During the fiscal year ended December 31, 2018, the Company recognized a non-cash intangible asset impairment charge of $580.0 million related to the Company’s sales trade name as a result of the Company’s annual impairment test for indefinite-lived intangible assets.

		December 31, 2020
(in thousands)	Weighted Average Useful Life	Gross Carrying Value	Accumulated Amortization	Accumulated Impairment Charges	Net Carrying Value
Finite-lived intangible assets:
Client relationships	14 years	$2,455,360	$977,140	$—	$1,478,220
Trade names	8 years	134,220	66,209	—	68,011
Developed technology	5 years	10,160	5,989	—	4,171
Covenant not to compete	5 years	6,100	3,706	—	2,394

Total finite-lived intangible assets		2,605,840	1,053,044	—	1,552,796

Indefinite-lived intangible assets:
Trade names		1,480,000	—	580,000	900,000

Total other intangible assets		$4,085,840	$1,053,044	$580,000	$2,452,796

Amortization expenses included in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and six months ended June 30, 2021 and 2020 were $49.2 million, $98.6 million, $47.7 million, and $95.5 million, respectively.

As of June 30, 2021, estimated future amortization expenses of the Company’s existing intangible assets are as follows:

(in thousands)
Remainder of 2021	$98,662
2022	194,917
2023	191,363
2024	189,968
2025	184,611
Thereafter	605,759

Total amortization expense	$1,465,280

5. Debt

	June 30, 2021	December 31, 2020
(in thousands)
New Term Loan Facility	$1,318,375	$1,325,000
Notes	775,000	775,000
New Revolving Credit Facility	—	50,000
Notes payable and deferred obligations	2,953	3,618

	2,096,328	2,153,618
Less: current portion	13,303	63,745
Less: debt issuance costs	55,928	60,545

Long-term debt, net of current portion	$2,027,097	$2,029,328

As of June 30, 2021, the Company had $1.3 billion of debt outstanding under the New Term Loan Facility and $775.0 million of debt outstanding under the Notes with maturity dates of October 28, 2027 and November 15, 2028, respectively. The Company was in compliance with all of its affirmative and negative covenants under the New Term Loan Facility and Notes as of June 30, 2021. In addition, the Company was required to repay the principal under the New Term Loan Facility (as such term was defined in the New Term Loan Facility Agreement) in the greater amount of its excess cash flow, as defined in the New Term Loan Facility Agreement, or $13.3 million, per annum, in quarterly payments. The Company made the minimum quarterly principal payments of $3.3 million during the three months ended June 30, 2021 and no payments under the excess cash flow calculation were required. During the three months ended June 30, 2020, the Company made the minimum quarterly principal payments of $6.5 million pursuant to its then outstanding first lien term loans that existed prior to consummation of the Transactions.

6. Fair Value of Financial Instruments

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table sets forth the Company’s financial assets and liabilities measured on a recurring basis at fair value, categorized by input level within the fair value hierarchy.

	June 30, 2021
(in thousands)	Fair Value	Level 1	Level 2	Level 3
Assets measured at fair value
Cash and cash equivalents	$159,782	$159,782	$—	$—
Derivative financial instruments	6,142	—	6,142	—

Total assets measured at fair value	$165,924	$159,782	$6,142	$—

Liabilities measured at fair value
Derivative financial instruments	$1,143	$—	$1,143	$—
Warrant liability	19,701	—	—	19,701
Contingent consideration liabilities	46,843	—	—	46,843

Total liabilities measured at fair value	$67,687	$—	$1,143	$66,544

	December 31, 2020
(in thousands)	Fair Value	Level 1	Level 2	Level 3
Assets measured at fair value
Cash and cash equivalents	$204,301	$204,301	$—	$—
Derivative financial instruments	1,824	—	1,824	—

Total assets measured at fair value	$206,125	$204,301	$1,824	$—

Liabilities measured at fair value
Derivative financial instruments	$1,882	$—	$1,882	$—
Warrant liability	21,234	—	—	21,234
Contingent consideration liabilities	45,901	—	—	45,901

Total liabilities measured at fair value	$69,017	$—	$1,882	$67,135

Interest Rate Cap Agreements

The Company had interest rate cap contracts with an aggregate notional value of principal of $2.2 billion as of each of June 30, 2021 and December 31, 2020, from various financial institutions to manage the Company’s exposure to interest rate movements on variable rate credit facilities. As of June 30, 2021, the aggregate fair value of the Company’s outstanding interest rate caps represented an outstanding net asset of $6.1 million and an outstanding net liability of $1.1 million. As of December 31, 2020, the aggregate fair value of the Company’s outstanding interest rate caps represented an outstanding net asset of $1.8 million and an outstanding net liability of $1.9 million.

As of June 30, 2021, $6.1 million and $1.1 million of fair value of the Company’s outstanding interest rate caps were included in “Prepaid expenses and other current assets” and “Other accrued expenses” in the Condensed Consolidated Balance Sheets, respectively, with changes in fair value recognized as a component of “Interest expense, net” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). As of December 31, 2020, $1.8 million, $1.0 million, and $0.9 million of fair value of the Company’s outstanding interest rate caps were included in “Prepaid expenses and other current assets”, “Other accrued expenses”, and “Other long-term liabilities” in the Condensed Consolidated Balance Sheets, respectively, with changes in fair value recognized as a component of “Interest expense, net” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

During the three months ended June 30, 2021 and 2020, the Company recorded a loss of $1.2 million and a gain of less than $0.1 million, respectively, within Interest expense, net, related to changes in the fair value of its derivative instruments. During the six months ended June 30, 2021 and 2020, the Company recorded a gain within Interest expense, net in the amount of $4.3 million, and $0.1 million, respectively, related to changes in the fair value of its derivative instruments.

Forward Contracts

As of June 30, 2021, the Company had eight open euro forward contracts to hedge foreign currency exposure on a total of €3.6 million, with maturities in fiscal year 2021. As of December 31, 2020, the Company had no open euro forward contracts. During the three months and six months ended June 30, 2021 and 2020, the Company recognized immaterial changes in fair value of the forward contracts as a component of “Selling, general and administrative expenses” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Warrant Liability

The estimated fair value of the liability is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

The fair value of the warrants on the date of issuance and on each re-measurement date of certain warrants issued by the Company in a private placement in connection with the Closing (the “private placement warrants”) and classified as liabilities is estimated using the Black-Scholes option pricing model using the following assumptions:

	June 30, 2021	December 31, 2020
Fair value warrants per share	$2.69	$2.90
Share Price	$10.79	$13.17
Exercise price per share	$11.50	$11.50
Expected term (years)	4.3	4.8
Expected volatility	32.0%	17.0%
Risk-free interest rate	0.7%	0.4%
Dividend yield	0.0%	0.0%

As of June 30, 2021, 7,333,333 private placement warrants remained outstanding at a fair value of $19.7 million resulting in $7.0 million and $1.5 million gain related to the change in fair value of warrant liability for the three and six months ended June 30, 2021, respectively. The warrant liability is stated at fair value at each reporting period with the change in fair value recorded on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) until the warrants are exercised, expire or other facts and circumstances lead the warrant liability to be reclassified as an equity instrument.

Contingent Consideration Liabilities

Each reporting period, the Company measures the fair value of its contingent liabilities by evaluating the significant unobservable inputs and probability weightings using Monte Carlo simulations. Any resulting decreases or increases in the fair value result in a corresponding gain or loss reported in “Selling, general, and administrative expenses” in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

As of June 30, 2021, the maximum potential payment outcomes were $233.0 million. The following table summarizes the changes in the carrying value of estimated contingent consideration liabilities:

	June 30,
(in thousands)	2021	2020
Beginning of the period	$45,901	$47,649
Fair value of acquisitions	5,116	17,210
Payments	(6,399)	(8,859)
Note issuance for settlements	—	(5,982)
Measurement period adjustments	(1,181)	—
Changes in fair value	3,361	9,532
Foreign exchange translation effects	45	(802)

End of the period	$46,843	$58,748

Long-term Debt

The following table sets forth the carrying values and fair values of the Company’s financial liabilities measured on a recurring basis, categorized by input level within the fair value hierarchy:

(in thousands)	Carrying Value	Fair Value (Level 2)
Balance at June 30, 2021
New Term Loan Credit Facility	$1,318,375	$1,461,643
Notes	775,000	899,251
Notes payable and deferred obligations	2,953	2,953

Total long-term debt	$2,096,328	$2,363,847

(in thousands)	Carrying Value	Fair Value (Level 2)
Balance at December 31, 2020
New Term Loan Credit Facility	$1,325,000	$1,447,993
Notes	775,000	884,826
New Revolving Credit Facility	50,000	50,000
Notes payable and deferred obligations	3,618	3,618

Total long-term debt	$2,153,618	$2,386,437

7. Related Party Transactions

Conyers Park and the Transactions

In May 2019, Conyers Park II Sponsor LLC, an affiliate of Centerview Capital Management, LLC, which was Conyers Park’s sponsor prior to the Merger (“CP Sponsor”), purchased 11,500,000 of Conyers Park’s Class B ordinary shares for an aggregate purchase price of $25,000 in cash, or approximately $0.002 per share. In June 2019, CP Sponsor transferred 25,000 shares to each of four individuals, including a current member of the board of directors of the Company. At the time of the Closing, the 11,250,000 shares of Conyers Park Class B common stock, par value $0.0001 per share, then held by CP Sponsor and its directors automatically converted into shares of the Company’s Class A common stock. CP Sponsor also purchased 7,333,333 private placement warrants for a purchase price of $1.50 per whole warrant, or $11,000,000 in the aggregate, in private placement transactions that occurred simultaneously with the closing of the Conyers Park’s initial public offering and related over-allotment option. As a result of the Closing, each private placement warrant entitles CP Sponsor to purchase one share of the Company’s Class A Common Stock at $11.50 per share.

Concurrent with the execution of the Merger Agreement, Conyers Park entered into the subscription agreements with certain investors (collectively, the “Subscription Agreements”), pursuant to which, among other things, Conyers Park agreed to issue and sell in a private placement shares of Conyers Park Class A common stock for a purchase price of $10.00 per share. Certain of the Advantage Sponsors or their affiliates agreed to purchase an aggregate of 34,410,000 shares of Conyers Park Class A common stock. Conyers Park also entered into a stockholders agreement (the “Stockholders Agreement”) with CP Sponsor, Topco, and certain of the Advantage Sponsors and their affiliates (collectively, the “Stockholder Parties”). The Stockholders Agreement provides, among other things, that the Stockholder Parties agree to cast their votes such that the Company’s board of directors is constituted as set forth in the Stockholders Agreement and the Merger Agreement and will have certain rights to designate directors to the Company’s board of directors, in each case, on the terms and subject to the conditions therein. Additionally, Conyers Park entered into a Registration Rights Agreement with CP Sponsor, Topco, the Advantage Sponsors and their affiliates and the other parties thereto, pursuant to which the Company has agreed to register for resale certain shares of Class A common stock and other equity securities that are held by the parties thereto from time to time.

Overlapping Directors

Seven members of the board of directors of the Company served as the members of the board of directors of five clients of the Company.

Until February 2, 2020, a member of the board of directors of the Company served as a member of the board of directors for a holding company of a client.

The information below details the Company’s financial relationships with those clients as of and for the periods indicated:

	Revenues				Accounts Receivable
	Three Months Ended		Six Months Ended		as of
(In thousands)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021	December 31, 2020
Client 1	$2,071	$—	$4,495	$—	$—	$—
Client 2	—	—	—	3,866	—	—
Client 3	107	—	214	—	736	572
Client 4	116	514	333	608	5,152	4,819
Client 5	264	33	407	209	1,276	1,285
Client 6	37	66	126	171	1,041	915

Total	$2,595	$613	$5,575	$4,854	$8,205	$7,591

From June 25, 2019 until October 28, 2020, a member of the board of directors of Topco served as a member of the board of directors of another client of the Company. During the three and six months ended June 30, 2020, the Company recognized revenues of $4.3 million and $9.1 million, respectively, from this client.

Investment in Unconsolidated Affiliates

During the three months ended June 30, 2021 and 2020, the Company recognized revenues of $4.7 million and $2.6 million, respectively, from a parent company of an unconsolidated affiliate. During the six months ended June 30, 2021 and 2020, the Company recognized revenues of $9.3 million and $7.3 million, respectively, from the parent company of such unconsolidated affiliate. Accounts receivable from this client were $1.7 million and $2.2 million as of June 30, 2021 and December 31, 2020, respectively.

8. Income Taxes

The Company’s effective income tax rates were 53.3% and 26.6% for the three months ended June 30, 2021 and 2020, respectively. The fluctuation in the effective rates during the three months ended June 30, 2021 and 2020 is caused by variations in the Company’s estimated annual effective tax rate from the respective previous quarters, changes in the income (loss) before income taxes in those periods and the impact of discrete items related to changes in statutory tax rates in certain foreign and state jurisdictions for the three months ended June 30, 2021 which resulted in a higher tax provision overall.

The Company’s effective tax rate was 61.5% and 17.2% during the six months ended June 30, 2021 and 2020, respectively. The effective tax rate is based upon the estimated income or loss before taxes for the year, by jurisdiction, and adjusted for estimated permanent tax adjustments. The fluctuation in the Company’s effective tax rate was primarily due to a difference in projected income (loss) before income taxes used in the annual effective tax rate and unfavorable permanent differences related to officers’ compensation including stock-based awards for the six months ended June 30, 2021. Also, the Company recorded discrete items during the six months ended June 30, 2021, including a valuation allowance of $1.3 million for its Mexico operations and income tax expenses of $2.3 million and $0.8 million to adjust the deferred tax liability resulting from changes in statutory tax rates in certain foreign and state jurisdictions, respectively. These discrete items resulted in a higher tax provision overall for the six months ended June 30, 2021.

9. Segments

The Company’s operations are organized into two reportable segments: sales and marketing. The operating segments reported below are the segments of the Company for which separate financial information is available and for which segment results are evaluated regularly by the chief operating decision maker (i.e., the Company’s Chief Executive Officer) in deciding how to allocate resources and in assessing performance. Through the Company’s sales segment, the Company serves as a strategic intermediary between consumer goods manufacturers and retailer partners and performs critical merchandizing services on behalf of both consumer goods manufacturers and retail partners. Through the Company’s marketing segment, the Company develops and executes marketing programs for manufacturers and retailers. These reportable segments are organized by the types of services provided, similar economic characteristics, and how the Company manages its business. The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; therefore, no additional information is produced or included herein. The Company and its chief operating decision maker evaluate performance based on revenues and operating income.

(in thousands)	Sales	Marketing	Total
Three Months Ended June 30, 2021
Revenues	$561,644	$288,310	$849,954
Depreciation and amortization	$44,710	$17,964	$62,674
Operating income (loss)	$44,673	$(2,226)	$42,447
Three Months Ended June 30, 2020
Revenues	$460,239	$181,304	$641,543
Depreciation and amortization	$42,234	$16,514	$58,748
Operating income (loss)	$11,021	$(11,018)	$3

(in thousands)	Sales	Marketing	Total
Six Months Ended June 30, 2021
Revenues	$1,095,968	$545,007	$1,640,975
Depreciation and amortization	$87,274	$35,013	$122,287
Operating income	$79,822	$213	$80,035
Six Months Ended June 30, 2020
Revenues	$968,037	$552,902	$1,520,939
Depreciation and amortization	$85,341	$33,616	$118,957
Operating income (loss)	$35,215	$(3,774)	$31,441

10. Commitments and Contingencies

Litigation

The Company is involved in various legal matters that arise in the ordinary course of its business. Some of these legal matters purport or may be determined to be class and/or representative actions, or seek substantial damages, or penalties. The Company has accrued amounts in connection with certain legal matters, including with respect to certain of the matters described below. There can be no assurance, however, that these accruals will be sufficient to cover such matters or other legal matters or that such matters or other legal matters will not materially or adversely affect the Company’s business, financial position, or results of operations.

Employment Matters

The Company has also been involved in various litigation, including purported class or representative actions with respect to matters arising under the California Labor Code and Private Attorneys General Act. The Company has retained outside counsel to represent it in these matters and is vigorously defending its interests.

Legal Matters Related to Take 5

On April 1, 2018, the Company acquired certain assets and assumed liabilities of Take 5 Media Group (“Take 5”). In June 2019, as a result of a review of internal allegations related to inconsistency of data provided by Take 5 to its clients, the Company commenced an investigation into Take 5’s operations. In July 2019, as a result of the Company’s investigation, the Company determined that revenue during the fiscal year ended December 31, 2018 attributable to the Take 5 business had been recognized for services that were not performed on behalf of clients of Take 5 and that inaccurate reports were made to Take 5 clients about those services (referred to as the “Take 5 Matter”). As a result of these findings, in July 2019, the Company terminated all operations of Take 5, including the use of its associated trade names and the offering of its services to its clients and offered refunds to Take 5 clients of collected revenues attributable to Take 5 since the Company’s acquisition of Take 5.

USAO and FBI Voluntary Disclosure and Investigation Related to Take 5

The Company voluntarily disclosed to the United States Attorney’s Office and the Federal Bureau of Investigation certain misconduct occurring at Take 5, a line of business that the Company closed in July 2019. The Company intends to cooperate in this and any other governmental investigations that may arise in connection with the Take 5 Matter. At this time, the Company cannot predict the ultimate outcome of any investigation related to the Take 5 Matter and is unable to estimate the potential impact such an investigation may have on the Company.

Arbitration Proceedings Related to Take 5

In August 2019, as a result of the Take 5 Matter, the Company provided a written indemnification claim notice to the sellers of Take 5 (the “Take 5 Sellers”) seeking monetary damages (including interest, fees and costs) based on allegations of breach of the asset purchase agreement (the “Take 5 APA”), as well as fraud. In September 2019, the Take 5 Sellers initiated arbitration proceedings against the Company, alleging breach of the Take 5 APA as a result of the Company’s decision to terminate the operations of the Take 5 business, and seeking monetary damages equal to all unpaid earn-out payments under the Take 5 APA (plus interest, fees and costs). In 2020, the Take 5 sellers amended their statement of claim to allege defamation, relating to statements the Company made to customers in connection with terminating the operations of the Take 5 business, and seeking monetary damages for the alleged injury to their reputation. The Company filed its response to the Take 5 Sellers’ claims, and asserted indemnification, fraud and other claims against the Take 5 Sellers as counterclaims and cross-claims in the arbitration proceedings. The Company is currently unable to estimate the potential impact related to these arbitration proceedings, but the Company has retained outside counsel to represent the Company in these matters and intends to vigorously pursue the Company’s interests.

Other Legal Matters Related to Take 5

The Take 5 Matter may result in additional litigation against the Company, including lawsuits from clients, or governmental investigations, which may expose the Company to potential liability in excess of the amounts being offered by the Company as refunds to Take 5 clients. The Company is currently unable to determine the amount of any potential liability, costs or expenses (above the amounts already being offered as refunds) that may result from any lawsuits or investigations associated with the Take 5 Matter or determine whether any such issues will have any future material adverse effect on the Company’s financial position, liquidity, or results of operations. Although the Company has insurance covering certain liabilities, the insurance may not be sufficient to cover any potential liability or expenses associated with the Take 5 Matter.

11. Redeemable Noncontrolling Interest

The Company is party to a put and call option agreement with respect to the common securities that represent the remaining noncontrolling interest from a majority-owned subsidiary, which was established through a majority-owned international joint venture during the six months ended June 30, 2021. The put and call option agreement representing 20% of the total outstanding noncontrolling equity interest of that subsidiary, may be exercised at the discretion of the noncontrolling interest holder by providing written notice to the Company beginning in 2026 and expiring in 2028. The redemption value of the put and call option agreement is based on a multiple of the majority-owned subsidiary earnings before interest, taxes, depreciation and amortization subject to certain adjustments. The noncontrolling interest is subject to a put option that is outside of the Company’s control, and is presented as redeemable non-controlling interest in the temporary equity section of the Condensed Consolidated Balance Sheets. The Company recorded its redeemable noncontrolling interest at fair value on the date of the related business combination transaction and recognizes changes in the redemption value at the end of each reporting period. The carrying value of the redeemable noncontrolling interest was $1.8 million as of June 30, 2021.

(in thousands)	2021
Beginning Balance	$—
Fair value at acquisition	1,804
Net loss attributable to redeemable noncontrolling interests	(14)
Foreign currency translation adjustment	33

Ending Balance	$1,823

12. Stock-Based Compensation

The Company has issued nonqualified stock options, restricted stock units, and performance restricted stock units under the Advantage Solutions Inc. 2020 Incentive Award Plan (the “Plan”). As of June 30, 2021, the number of nonqualified stock options outstanding was immaterial. The Company’s restricted stock units and performance restricted stock units, as described below, are expensed and reported as non-vested shares. The Company recognized stock-based compensation expense of $10.3 million and $20.2 million in the three and six months ended June 30, 2021, respectively. The related deferred tax benefit for stock-based compensation recognized was $1.5 million and $3.1 million for the three and six months ended June 30, 2021, respectively.

Performance Restricted Stock Units

Performance restricted stock units (“PSUs”) are subject to the achievement of certain performance conditions based on the Company’s Revenue and Adjusted EBITDA targets in the respective measurement period and the recipient’s continued service to the Company. The PSUs are scheduled to vest over a three-year period from the date of grant and may vest from 0% to 150% of the number of shares set forth in the table below. The number of PSUs earned shall be adjusted to be proportional to the partial performance between the Threshold Goals, Target Goals and Maximum Goals. Details for each aforementioned defined term for each grant have been provided in the table below.

Performance Period	Number of Shares Threshold	Number of Shares Target	Number of Shares Maximum	Weighted Average Fair Value per Share	Maximum Potential Expense to be Recognized *	Maximum Remaining Expense to be Recognized *
January 1, 2021—December 31, 2021	1,273,231	2,546,461	3,816,120	$13.22	$50,446	$40,721

*	dollars in thousands

The fair value of PSU grants was equal to the closing price of ADV stock on the date of the applicable grant. The maximum potential expense if the Maximum Goals were met for these awards has been provided in the table above. Recognition of expense associated with performance-based stock is not permitted until achievement of the performance targets are probable of occurring.

Restricted Stock Units

Restricted stock units (“RSUs”) are subject to the recipient’s continued service to the Company. The RSUs are generally scheduled to vest over three years and are subject to the provisions of the agreement under the Plan.

During the six months ended June 30, 2021, the following activities involving RSUs occurred under the Plan:

	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2021	—	$—
Granted	1,825,166	$13.18
Vested	41,424	$13.22
Forfeited	78,816	$13.33

Outstanding at June 30, 2021	1,704,926	$13.17

As of June 30, 2021, the total remaining unrecognized compensation cost related to RSUs amounted to $15.9 million, which will be amortized over the weighted-average remaining requisite service periods of 2.5 years.

13. Earnings Per Share

The Company calculates earnings per share using a dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income (loss) attributable to stockholders of the Company by the weighted-average shares of common stock outstanding without the consideration for potential dilutive shares of common stock. Diluted earnings per share represents basic earnings per share adjusted to include the potentially dilutive effect of outstanding share option awards, non-vested share awards, common stock warrants, and Performance Shares (as defined below). Diluted earnings per share is computed by dividing the net income by the weighted-average number of common share equivalents outstanding for the period determined using the treasury stock method and if-converted method, as applicable. During periods of net loss, diluted loss per share is equal to basic loss per share because the antidilutive effect of potential common shares is disregarded. As a result of the Transactions, the Company has retrospectively adjusted the weighted-average number of common shares outstanding prior to October 28, 2020 by multiplying them by the exchange ratio used to determine the number of common shares into which they converted.

The following is a reconciliation of basic and diluted net earnings (loss) per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and earnings per share data)	2021	2020	2021	2020
Basic earnings per share computation:
Numerator:
Net income (loss) attributable to stockholders of Advantage Solutions Inc.	$6,121	$(37,404)	$6,005	$(59,112)
Denominator:
Weighted average common shares—basic	318,464,596	203,750,000	318,035,355	203,750,000

Basic earnings (loss) per common share	$0.02	$(0.18)	$0.02	$(0.29)

Diluted earnings per share computation:
Numerator:
Net income (loss) attributable to stockholders of Advantage Solutions Inc.	$6,121	$(37,404)	$6,005	$(59,112)
Change in fair value of warrant liability	(7,059)	—	(1,533)	—

Numerator for diluted earnings per share	(938)	(37,404)	4,472	(59,112)
Denominator:
Weighted average common shares outstanding	318,464,596	203,750,000	318,035,355	203,750,000
RSUs and PSUs	3,457,299	—	3,207,047	—
Public and private placement warrants	1,276,669	—	29,527	—
Employee stock purchase plan and stock options	95,709	—	78,216	—

Weighted average common shares—diluted	323,294,273	203,750,000	321,350,145	203,750,000

Diluted earnings (loss) per common share	$0.00	$(0.18)	$0.01	$(0.29)

During periods of net loss, diluted loss per share is equal to basic loss per share because the antidilutive effect of potential common shares is disregarded.

As part of the Transactions, 5,000,000 shares of Class A common stock were issued to Topco at Closing (the “Performance Shares”), which were subject to vesting upon satisfaction of a market performance condition for any period of 20 trading days out of 30 consecutive trading days during the five-year period after the Closing. Topco was not able to vote or sell such shares until vesting. The Performance Shares vested on January 15, 2021, when the closing price for the Class A common stock exceeded $12.00 per share for 20 trading days out of 30 consecutive trading days and were included in the June 30, 2021 earnings per share calculation.

The Company had 18,578,325 warrants, including 7,333,333 private placement warrants held by CP Sponsor, to purchase Class A common stock at $11.50 per share outstanding at the Closing, and 5,000 warrants were exercised during the six months ended June 30, 2021.

Joint Venture – Preferred Dividends

The Company also has cumulative preferred dividends, undeclared and unpaid associated with its joint venture. These preferred shares do not represent a participating security, but preference dividends would be considered in determining income available to common stockholders. The amount of the preference dividends was immaterial to all periods presented.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Overview

We are a leading business solutions provider to consumer goods manufacturers and retailers. We have a strong platform of competitively advantaged sales and marketing services built over multiple decades – essential, business critical services like headquarter sales, retail merchandising, in-store sampling, digital commerce and shopper marketing. For brands and retailers of all sizes, we help get the right products on the shelf (whether physical or digital) and into the hands of consumers (however they shop). We use a scaled platform to innovate as a trusted partner with our clients, solving problems to increase their efficiency and effectiveness across a broad range of channels.

We have two reportable segments: sales and marketing.

Through our sales segment, which generated approximately 66.8% and 63.6% of our total revenues in the six months ended June 30, 2021 and 2020, respectively, we offer headquarter sales representation services to consumer goods manufacturers, for whom we prepare and present to retailers a business case to increase distribution of manufacturers’ products and optimize how they are displayed, priced and promoted. We also make in-store merchandising visits for both manufacturer and retailer clients to ensure the products we represent are adequately stocked and properly displayed.

Through our marketing segment, which generated approximately 33.2% and 36.4% of our total revenues in the six months ended June 30, 2021 and 2020, respectively, we help brands and retailers reach consumers through two main categories within the marketing segment. The first and largest category is our retail experiential business, also known as in-store sampling or demonstrations, where we manage highly customized large-scale sampling programs (both in-store and online) for leading retailers. The second category is our collection of specialized agency services, in which we provide private label services to retailers and develop granular marketing programs for brands and retailers through our shopper, consumer and digital marketing agencies.

Business Combination with Conyers Park

On September 7, 2020, Advantage Solutions Inc., now known as ASI Intermediate Corp. (“ASI”), entered into an agreement and plan of merger (as amended, modified, supplemented or waived, the “Merger Agreement”), with Conyers Park II Acquisition Corp., a Delaware corporation now known as Advantage Solutions Inc. (“Conyers Park”), CP II Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Conyers Park (“Merger Sub”), and Karman Topco L.P., then the parent company of ASI (“Topco”).

In September 2020 and in connection with its entry into the Merger Agreement, Conyers Park entered into subscription agreements (collectively, the “Subscription Agreements”) pursuant to which certain investors, including participating equity holders of Topco (the “Advantage Sponsors”), agreed to purchase Class A Common Stock of Conyers Park (“Common Stock”) at a purchase price of $10.00 per share (the “PIPE Investment”).

On October 27, 2020, Conyers Park held a special meeting of stockholders (the “Special Meeting”), at which the Conyers Park stockholders considered and adopted, among other matters, a proposal to approve the business combination, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements. Pursuant to the terms of the Merger Agreement, following the Special Meeting, on October 28, 2020 (the “Closing Date”), Merger Sub was merged with and into ASI with ASI being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). On the Closing Date, the PIPE Investment was consummated, and 85,540,000 shares of Common Stock were sold for aggregate gross proceeds of $855.4 million. Of the 85,540,000 shares of Common Stock, the Advantage Sponsors acquired 34,410,000 shares of Common Stock, and other purchasers acquired 51,130,000 shares of Common Stock.

Holders of 32,114,818 shares of Common Stock sold in Conyers Park’s initial public offering properly exercised their right to have such shares redeemed for a full pro rata portion of the trust account holding the proceeds therefrom, calculated as of two business days prior to the Closing Date, equal to $10.06 per share, or $323.1 million in the aggregate (collectively, the “Redemptions”).

As a result of the Merger, among other things, pursuant to the Merger Agreement, Conyers Park issued to Topco, as sole stockholder of ASI prior to the Merger, aggregate consideration equal to (a) 203,750,000 shares of Common Stock, and (b) 5,000,000 shares of Common Stock that vested upon achievement of a market performance condition on January 15, 2021 (the “Performance Shares”). After giving effect to the Transactions, the Redemptions, and the consummation of the PIPE Investment, there were 313,425,182 shares of Common Stock issued and outstanding as of the Closing Date, excluding the Performance Shares. The Common Stock and outstanding warrants of Conyers Park (renamed “Advantage Solutions Inc.” following the Transactions) commenced trading on the Nasdaq Global Select Market under the symbols “ADV” and “ADVWW”, respectively, on October 29, 2020.

As noted above, an aggregate of $323.1 million was paid from the Conyers Park’s trust account to holders in connection with the Redemptions, and the remaining balance immediately prior to the closing of the Transactions of approximately $131.2 million remained in the trust account. The remaining amount in the trust account was used to fund the Transactions, including the entry into the New Senior Secured Credit Facilities (as defined below).

In connection with the Merger, ASI repaid and terminated $3.3 billion of debt arrangements under its First Lien Credit Agreement, Second Lien Credit Agreement, and accounts receivable securitization facility (the “AR Facility”) that existed in 2020 (collectively, the “Prior Credit Facilities”) with incremental costs of $86.8 million. This amount was repaid by ASI through a combination of (i) cash on hand, (ii) proceeds from certain private investments in Common Stock, (iii) the entry by Advantage Sales & Marketing Inc., a wholly owned subsidiary of ASI, into (a) a new senior secured asset-based revolving credit facility, which permits borrowing in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity (the “New Revolving Credit Facility”), of which $100.0 million of principal amount was borrowed as of October 28, 2020, and (b) a new secured first lien term loan credit facility in an aggregate principal amount of $1.325 billion (the “New Term Loan Facility” and, together with the New Revolving Credit Facility, the “New Senior Secured Credit Facilities”), and (iv) the issuance by Advantage Solutions FinCo LLC, a direct subsidiary of Advantage Sales & Marketing Inc. (“Finco”), of $775.0 million aggregate principal amount of 6.50% Senior Secured Notes due 2028 (the “Notes”).

The Merger was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Conyers Park was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Topco having a relative majority of the voting power of the combined entity, the operations of ASI prior to the Merger comprising the only ongoing operations of the combined entity, and senior management of ASI comprising the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of ASI with the acquisition being treated as the equivalent of ASI issuing stock for the net assets of Conyers Park, accompanied by a recapitalization. The net assets of Conyers Park was stated at historical cost, with no goodwill or other intangible assets recorded.

Impacts of the COVID-19 Pandemic

The COVID-19 pandemic has had, and is likely to continue to have, a severe and unprecedented impact on the world. Measures to prevent its spread, including government-imposed restrictions on large gatherings, closures of face-to-face events, “shelter in place” health orders and travel restrictions have had a significant effect on certain of our business operations. In response to these business disruptions, we have taken several actions including reducing certain of our discretionary expenditures, eliminating non-essential travel, terminating or amending certain office leases, furloughing, instituting pay reductions and deferrals and terminating some of our employees, particularly with respect to COVID-19 impacted operations.

These measures to prevent the spread of COVID-19 have adversely impacted certain areas of our business operations, including our in-store sampling, foodservice and international businesses. Most notably, we temporarily suspended all in-store sampling in all U.S. locations starting in March and April of 2020 as well as in certain international locations. While the restrictions relating to in-store sampling services materially and adversely affected our results of operations during the year ended December 31, 2020 and the six months ended June 30, 2021, we have started to re-open in-store sampling activities in certain retailers in certain geographies on a prudent, phased basis, and we have been successful in growing other adjacent services in our experiential marketing business such as online grocery pick-up sampling and virtual product demonstrations, both of which have seen increased adoption and demand. While not back to pre-pandemic levels, more recently, we have seen growth in our foodservice business, which was impacted by lower away-from-home demand on various channels, including restaurants, education and travel and lodging. Additionally, our international business has started to show growth after restrictions were lifted on activity in the various international geographies in which we operate.

During the year ended December 31, 2020 and the six months ended June 30, 2021, we experienced a positive impact in our headquarter sales and private label services where, due to the large increase in consumer purchases at retail to support incremental at-home consumption, our operations have experienced a favorable increase in volume and demand. Additionally, our e-commerce services have benefited due to the increase in consumer purchasing with online retailers.

These differing impacts are reflected in our financial results for the six months ended June 30, 2021, which show that compared to the six months ended June 30, 2020:

•	our sales segment revenues, operating income, and Adjusted EBITDA increased 13.2%, 126.7%, and 3.0%, respectively, and;

•	our market segment revenues and operating income decreased 1.4% and 105.6%, respectively, and Adjusted EBITDA increased 20.0%.

We expect the ultimate significance of the impact of the pandemic on our financial condition, results of operations and cash flows will be dictated by the length of time that such circumstances continue and any future restrictions imposed on our business and operations, which will depend on the currently unknowable extent and duration of the COVID-19 pandemic and the nature and effectiveness of governmental, commercial and personal actions taken in response. We believe the impact of the pandemic will decrease in the second half of 2021 as businesses and individuals choose to have more in-person activities.

Summary

Our financial performance for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 includes:

•	revenues increasing by $208.4 million, or 32.5%, to $849.9 million;

•	operating income increasing from zero to $42.4 million;

•	net income increasing by $43.6 million, or 115.2%, to $5.8 million;

•	Adjusted Net Income increasing by $2.6 million, or 6.7%, to $41.4 million; and

•	Adjusted EBITDA increasing by $9.9 million, or 8.9%, to $121.9 million.

Our financial performance for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 includes:

•	revenues increasing by $120.0 million, or 7.9%, to $1,640.9 million;

•	operating income increasing by $48.6 million, or 154.6%, to $42.4 million;

•	net income increasing by $63.2 million, or 106.2%, to $5.2 million;

•	Adjusted Net Income increasing by $22.0 million, or 33.5%, to $87.7 million; and

•	Adjusted EBITDA increasing by $15.0 million, or 6.9%, to $233.4 million.

During the six months ended June 30, 2021, we acquired three sales businesses. The aggregate purchase price for these three acquisitions was $27.0 million, of which $20.4 million was paid in cash, $5.1 million in contingent consideration and $1.4 million in holdback.

Factors Affecting Our Business and Financial Reporting

There are a number of factors, in addition to the impact of the ongoing COVID-19 pandemic, that affect the performance of our business and the comparability of our results from period to period including:

•

Organic Growth. Part of our strategy is to generate organic growth by expanding our existing client relationships, continuing to win new clients, pursuing channel expansion and new industry opportunities, enhancing our digital technology solutions, developing our international platform, delivering operational efficiencies and expanding into logical adjacencies. We believe that by pursuing these organic growth opportunities we will be able to continue to enhance our value proposition to our clients and thereby grow our business.

•

Acquisitions. We have grown and expect to continue to grow our business in part by acquiring quality businesses, both domestic and international. In December 2017, we completed the acquisition of Daymon Worldwide Inc., a leading provider of private label development and management, merchandising and experiential marketing services. In addition to the Daymon acquisition, we have completed 66 acquisitions from January 2014 to June 30, 2021, ranging in purchase prices from approximately $0.3 million to $98.5 million. Many of our acquisition agreements include contingent consideration arrangements, which are described below. We have completed acquisitions at what we believe are attractive purchase prices and have regularly structured our agreements to result in the generation of long-lived tax assets, which have in turn reduced our effective purchase prices when incorporating the value of those tax assets. We continue to look for strategic and tuck-in acquisitions that can be completed at attractive purchase prices.

•

Contingent Consideration. Many of our acquisition agreements include contingent consideration arrangements, which are generally based on the achievement of financial performance thresholds by the operations attributable to the acquired businesses. The contingent consideration arrangements are based upon our valuations of the acquired businesses and are intended to share the investment risk with the sellers of such businesses if projected financial results are not achieved. The fair values of these contingent consideration arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. For each transaction, we estimate the fair value of contingent consideration payments as part of the initial purchase price. We review and assess the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from our initial estimates. Changes in the estimated fair value of contingent consideration liabilities related to the time component of the present value calculation are reported in “Interest expense, net.” Adjustments to the estimated fair value related to changes in all other unobservable inputs are reported in “Selling, general and administrative expenses” in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

•

Depreciation and Amortization. As a result of the acquisition of our business by Topco on July 25, 2014 (the “2014 Topco Acquisition”), we acquired significant intangible assets, the value of which is amortized, on a straight-line basis, over 15 years from the date of the 2014 Topco Acquisition, unless determined to be indefinite-lived. The amortization of such intangible assets recorded in our consolidated financial statements has a significant impact on our operating income (loss) and net income (loss). Our historical acquisitions have increased, and future acquisitions likely will increase, our intangible assets. We do not believe the amortization expense associated with the intangibles created from our purchase accounting adjustments reflect a material economic cost to our business. Unlike depreciation expense which has an economic cost reflected by the fact that we must re-invest in property and equipment to maintain the asset base delivering our results of operations, we do not have any capital re-investment requirements associated with the acquired intangibles, such as client relationships and trade names, that comprise the majority of the finite-lived intangibles that create our amortization expense.

•

Foreign Exchange Fluctuations. Our financial results are affected by fluctuations in the exchange rate between the U.S. dollar and other currencies, primarily Canadian dollars, British pounds and euros, due to our operations in such foreign jurisdictions. See also “ —Quantitative and Qualitative Disclosure of Market Risk—Foreign Currency Risk.”

•

Seasonality. Our quarterly results are seasonal in nature, with the fourth fiscal quarter typically generating a higher proportion of our revenues than other fiscal quarters, as a result of higher consumer spending. We generally record slightly lower revenues in the first fiscal quarter of each year, as our clients begin to roll out new programs for the year, and consumer spending generally is less in the first fiscal quarter than other quarters. Timing of our clients’ marketing expenses, associated with marketing campaigns and new product launches, can also result in fluctuations from one quarter to another.

How We Assess the Performance of Our Business

Revenues

Revenues related to our sales segment are primarily comprised of commissions, fee-for-service and cost-plus fees for providing retail merchandising services, category and space management, headquarter relationship management, technology solutions and administrative services. A small portion of our arrangements include performance incentive provisions, which allow us to earn additional revenues on our performance relative to specified quantitative or qualitative goals. We recognize the incentive portion of revenues under these arrangements when the related services are transferred to the customer.

Marketing segment revenues are primarily recognized in the form of a fee-for-service (including retainer fees, fees charged to clients based on hours incurred, project-based fees or fees for executing in-person consumer engagements or experiences, which engagements or experiences we refer to as events), commissions or on a cost-plus basis, in each case, related to services including experiential marketing, shopper and consumer marketing services, private label development or our digital, social and media services.

Given our acquisition strategy, we analyze our financial performance, in part, by measuring revenue growth in two ways—revenue growth attributable to organic activities and revenue growth attributable to acquisitions, which we refer to as organic revenues and acquired revenues, respectively.

We define organic revenues as any revenues that are not acquired revenues. Our organic revenues exclude the impacts of acquisitions and divestitures, when applicable, which improves comparability of our results from period to period.

In general, when we acquire a business, the acquisition includes a contingent consideration arrangement (e.g., an earn-out provision) and, accordingly, we separately track the financial performance of the acquired business. In such cases, we consider revenues generated by such a business during the 12 months following its acquisition to be acquired revenues. For example, if we completed an acquisition on July 1, 2019 for a business that included a contingent consideration arrangement, we would consider revenues from the acquired business from July 1, 2019 to June 30, 2020 to be acquired revenues. We generally consider growth attributable to the financial performance of an acquired business after the 12-month anniversary of the date of acquisition to be organic.

In limited cases, when the acquisition of an acquired business does not include a contingent consideration arrangement, or we otherwise do not separately track the financial performance of the acquired business due to operational integration, we consider the revenues that the business generated in the 12 months prior to its acquisition to be our acquired revenues for the 12 months following its acquisition, and any differences in revenues actually generated during the 12 months after its acquisition to be organic. For example, if we completed an acquisition on July 1, 2020 for a business that did not include a contingent consideration arrangement, we would consider the amount of revenues from the acquired business from July 1, 2019 to June 30, 2020 to be acquired revenues during the period from July 1, 2020 to June 30, 2021, with any differences from that amount actually generated during the latter period to be organic revenues.

All revenues generated by our acquired businesses are considered to be organic revenues after the 12-month anniversary of the date of acquisition.

When we divest a business, we consider the revenues that the divested business generated in the 12 months prior to its divestiture to be subtracted from acquired revenues for the 12 months following its divestiture. For example, if we completed a divestiture on July 1, 2020 for a business, we would consider the amount of revenues from the divested business from July 1, 2019 to June 30, 2020 to be subtracted from acquired revenues during the period from July 1, 2020 to June 30, 2021.

We measure organic revenue growth and acquired revenue growth by comparing the organic revenues or acquired revenues, respectively, period over period, net of any divestitures.

Cost of Revenues

Our cost of revenues consists of both fixed and variable expenses primarily attributable to the hiring, training, compensation and benefits provided to both full-time and part-time associates, as well as other project-related expenses. A number of costs associated with our associates are subject to external factors, including inflation, increases in market specific wages and minimum wage rates at federal, state and municipal levels and minimum pay levels for exempt roles. Additionally, when we enter into certain new client relationships, we may experience an initial increase in expenses associated with hiring, training and other items needed to launch the new relationship.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for corporate personnel. Other overhead costs include information technology, occupancy costs for corporate personnel, professional services fees, including accounting and legal services, and other general corporate expenses. Additionally, included in selling, general and administrative expenses are costs associated with the changes in fair value of the contingent consideration of acquisitions and other acquisition-related costs. Acquisition-related costs are comprised of fees related to change of equity ownership, transaction costs, professional fees, due diligence and integration activities.

We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services.

Other (Income) Expenses

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability represents a non-cash (income) expense resulting from a fair value adjustment to warrant liability with respect to the private placement warrants and based on the input assumptions used in the Black-Scholes option pricing model, including our stock price at the end of the reporting period, the implied volatility or other inputs to the model and the number of private placement warrants outstanding, which may vary from period to period. We believe these amounts are not correlated to future business operations.

Interest Expense

Interest expense relates primarily to borrowings under our first lien credit agreement and second lien credit agreement, which were paid off in connection with the Merger, and New Senior Secured Credit Facilities as described below. See “ —Liquidity and Capital Resources.”

Depreciation and Amortization

Amortization Expense

Included in our depreciation and amortization expense is amortization of acquired intangible assets. We have ascribed value to identifiable intangible assets other than goodwill in our purchase price allocations for companies we have acquired. These assets include, but are not limited to, client relationships and trade names. To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of the assets. Such amortization expense, although non-cash in the period expensed, directly impacts our results of operations. It is difficult to predict with any precision the amount of expense we may record relating to future acquired intangible assets.

As a result of the 2014 Topco Acquisition, we acquired significant intangible assets, the value of which is amortized, on a straight-line basis, over 15 years from the date of the 2014 Topco Acquisition, unless determined to be indefinite-lived. We recognized a non-cash intangible asset impairment charge of $580.0 million during the year ended December 31, 2018, related to our sales trade name resulting from the 2014 Topco Acquisition considered to be indefinite lived. The impairment charge has been reflected in “Impairment of goodwill and indefinite-lived assets” in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss), in addition to a $652.0 million non-cash goodwill impairment charge in the sales reporting unit.

Depreciation Expense

Depreciation expense relates to the property and equipment that we own, which represented less than 1% of our total assets at June 30, 2021.

Income Taxes

Income tax (benefit) expense and our effective tax rates can be affected by many factors, including state apportionment factors, our acquisition strategy, tax incentives and credits available to us, changes in judgment regarding our ability to realize our deferred tax assets, changes in our worldwide mix of pre-tax losses or earnings, changes in existing tax laws and our assessment of uncertain tax positions.

Cash Flows

We have positive cash flow characteristics, as described below, due to the limited required capital investment in the fixed assets and working capital needs to operate our business in the normal course. See “ —Liquidity and Capital Resources.”

Prior to the consummation of the Transactions (including our entry into the New Senior Secured Credit Facilities), our principal sources of liquidity have been cash flows from operations, borrowings under the Revolving Credit Facility (as herein defined) and other debt. Following the Transactions, our principal sources of liquidity are cash flows from operations, borrowings under the New Revolving Credit Facility, and other debt. Our principal uses of cash are operating expenses, working capital requirements, acquisitions and repayment of debt.

Adjusted Net Income

Adjusted Net Income is a non-GAAP financial measure. Adjusted Net Income means net income (loss) before (i) impairment of goodwill and indefinite-lived assets, (ii) amortization of intangible assets, (iii) equity based compensation of Topco and Advantage Sponsors’ management fee, (iv) changes in fair value of warrant liability, (v) fair value adjustments of contingent consideration related to acquisitions, (vi) acquisition-related expenses, (vii) costs associated with COVID-19, net of benefits received, (viii) EBITDA for economic interests in investments, (ix) restructuring expenses, (x) litigation expenses, (xi) (Recovery from) loss on Take 5, (xii) deferred financing fees, (xiii) costs associated with the Take 5 Matter, (xiv) other adjustments that management believes are helpful in evaluating our operating performance and (xv) related tax adjustments.

We present Adjusted Net Income because we use it as a supplemental measure to evaluate the performance of our business in a way that also considers our ability to generate profit without the impact of items that we do not believe are indicative of our operating performance or are unusual or infrequent in nature and aid in the comparability of our performance from period to period. Adjusted Net Income should not be considered as an alternative for net income (loss), our most directly comparable measure presented on a GAAP basis.

Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA and Adjusted EBITDA by segment are supplemental non-GAAP financial measures of our operating performance. Adjusted EBITDA means net income (loss) before (i) interest expense, net, (ii) (benefit from) provision for income taxes, (iii) depreciation, (iv) impairment of goodwill and indefinite-lived assets, (v) amortization of intangible assets, (vi) equity based compensation of Topco and Advantage Sponsors’ management fee, (vii) changes in fair value of warrant liability, (viii) stock-based compensation expense, (ix) fair value adjustments of contingent consideration related to acquisitions, (x) acquisition-related expenses, (xi) costs associated with COVID-19, net of benefits received, (xii) EBITDA for economic interests in investments, (xiii) restructuring expenses, (xiv) litigation expenses, (xv) (Recovery from) loss on Take 5, (xvi) costs associated with the Take 5 Matter and (xvii) other adjustments that management believes are helpful in evaluating our operating performance.

We present Adjusted EBITDA and Adjusted EBITDA by segment because they are key operating measures used by us to assess our financial performance. These measures adjust for items that we believe do not reflect the ongoing operating performance of our business, such as certain noncash items, unusual or infrequent items or items that change from period to period without any material relevance to our operating performance. We evaluate these measures in conjunction with our results according to GAAP because we believe they provide a more complete understanding of factors and trends affecting our business than GAAP measures alone. Furthermore, the agreements governing our indebtedness contain covenants and other tests based on measures substantially similar to Adjusted EBITDA. Neither Adjusted EBITDA nor Adjusted EBITDA by segment should be considered as an alternative for net income (loss), for our most directly comparable measure presented on a GAAP basis.

Results of Operations for the Three and Six Months Ended June 30, 2021 and 2020

The following table sets forth items derived from the Company’s consolidated statements of operations for the three and six months ended June 30, 2021 and 2020 in dollars and as a percentage of total revenues.

	Three Months Ended June 30,				Six Months Ended June 30,
(amounts in thousands)	2021		2020		2021		2020
Revenues	$849,954	100.0%	$641,543	100.0%	$1,640,975	100.0%	$1,520,939	100.0%
Cost of revenues	698,226	82.1%	509,923	79.5%	1,351,565	82.4%	1,256,616	82.6%
Selling, general, and administrative expenses	46,607	5.5%	80,569	12.6%	87,088	5.3%	121,625	8.0%
Recovery from Take 5	—	0.0%	(7,700)	(1.2)%	—	0.0%	(7,700)	(0.5)%
Depreciation and amortization	62,674	7.4%	58,748	9.2%	122,287	7.5%	118,957	7.8%

Total expenses	807,507	95.0%	641,540	100.0%	1,560,940	95.1%	1,489,498	97.9%

Operating income	42,447	5.0%	3	0.0%	80,035	4.9%	31,441	2.1%
Other (income) expenses:
Change in fair value of warrant liability	(7,059)	(0.8)%	—	0.0%	(1,533)	(0.1)%	—	0.0%
Interest expense, net	37,189	4.4%	51,521	8.0%	68,054	4.1%	103,315	6.8%

Total other (income) expenses	30,130	3.5%	51,521	8.0%	66,521	4.1%	103,315	6.8%
Income (loss) before income taxes	12,317	1.4%	(51,518)	(8.0)%	13,514	0.8%	(71,874)	(4.7)%
Provision for (benefit from) income taxes	6,563	0.8%	(13,704)	(2.1)%	8,306	0.5%	(12,337)	(0.8)%

Net income (loss)	$5,754	0.7%	$(37,814)	(5.9)%	$5,208	0.3%	$(59,537)	(3.9)%

Other Financial Data
Adjusted Net Income(1)	$41,397	4.9%	$38,802	6.0%	$87,661	5.3%	$65,651	4.3%
Adjusted EBITDA(1)	$121,971	14.4%	$112,044	17.5%	$233,399	14.2%	$218,395	14.4%

(1)

Adjusted Net Income and Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted Net Income and Adjusted EBITDA and reconciliations of net income (loss) to Adjusted Net Income and Adjusted EBITDA, see “—Non-GAAP Financial Measures.”

Comparison of the Three Months Ended June 30, 2021 and 2020

Revenues

	Three Months Ended June 30,		Change
(amounts in thousands)	2021	2020	$	%
Sales	$561,644	$460,239	$101,405	22.0%
Marketing	288,310	181,304	107,006	59.0%

Total revenues	$849,954	$641,543	$208,411	32.5%

Total revenues increased by $208.4 million, or 32.5%, during the three months ended June 30, 2021, as compared to the three months ended June 30, 2020.

The sales segment revenues increased $101.4 million, of which $3.7 million were revenues from acquired businesses during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. Excluding revenues from acquired businesses and favorable foreign exchange rates of $10.4 million, the segment experienced an increase of $87.3 million in organic revenues primarily due to growth in our retail merchandising services where we benefitted from expansions with existing and new clients and our international and foodservice businesses which experienced recoveries from temporary reductions as a result of the COVID-19 pandemic. The growth was offset by reduction in our headquarter sales where, due to the large increase in consumer purchases at retail to support incremental at-home consumption, our operations had experienced a favorable increase in volume and demand in the prior year.

The marketing segment revenues increased $107.0 million during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020, which includes revenues of $3.1 million from acquired businesses. Excluding revenues from acquired businesses and favorable foreign exchange rates of $2.1 million, the segment experienced an increase of $101.8 million in organic revenues. The increase in revenues was primarily due to an increase in our in-store sampling services from gradually lifting temporary suspensions as a result of recovery from the COVID-19 pandemic and continued growth in our digital marketing services.

Cost of Revenues

Cost of revenues as a percentage of revenues for the three months ended June 30, 2021 was 82.1%, as compared to 79.5% for the three months ended June 30, 2020. The increase as a percentage of revenues was largely attributable to the change in the revenue mix of our services as a result of recoveries from the COVID-19 pandemic and investment to stand up associates on behalf of clients to restart services which were dormant during COVID-19.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues for the three months ended June 30, 2021 was 5.5%, as compared to 12.6% for the three months ended June 30, 2020. The decrease as a percentage of revenues for the three months ended June 30, 2021 was primarily attributable to $39.6 million decrease in restructuring charges primarily associated with terminating certain office leases, $2.1 million decrease in acquisition-related expenses, partially offset by $9.0 million increase in stock-based compensation expense related to issuance of performance restricted stock units (“PSUs”) and restricted stock units (“RSUs”) with respect to our Class A common stock under the Advantage Solutions Inc. 2020 Incentive Award Plan (the “2020 Plan”).

Depreciation and Amortization Expense

Depreciation and amortization expense increased $3.9 million, or 6.7%, to $62.7 million for the three months ended June 30, 2021, from $58.7 million for the three months June 30, 2020. The increase is primarily due to increase in depreciation expenses from our internally developed software and additional amortization of intangibles assets from acquisitions.

Operating Income

	Three Months Ended June 30,		Change
(amounts in thousands)	2021	2020	$	%
Sales	$44,673	$11,021	$33,652	305.3%
Marketing	(2,226)	(11,018)	8,792	(79.8)%

Total operating income	$42,447	$3	$42,444	*

*	Not meaningful

In the sales segment, the increase in operating income during the three months ended June 30, 2021 was primarily attributable to growth in revenues as described above together with the decrease in restructuring charges primarily associated with terminating certain office leases and the change in fair value adjustments related to contingent consideration.

In the marketing segment, the increase in operating income during the three months ended June 30, 2021 was primarily attributable to the decrease in restructuring charges primarily associated with terminating certain office leases, partially offset by the change in fair value adjustments related to contingent consideration and recovery from Take 5 as described above.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability represents $7.1 million of non-cash gain resulting from a fair value adjustment to warrant liability with respect to the private placement warrants for the three months ended June 30, 2021. Fair value adjustments are based on the input assumptions used in the Black-Scholes option pricing model, including our Class A common stock price at the end of the reporting period, the implied volatility or other inputs to the model and the number of private placement warrants outstanding, which may vary from period to period.

Interest Expense, net

Interest expense decreased $14.3 million, or 27.8%, to $37.2 million for the three months ended June 30, 2021, from $51.5 million for the three months ended June 30, 2020. The decrease in interest expense, net was primarily due to the decrease in total debt as a result of the Transactions.

Provision for (benefit from) Income Taxes

Provision for income taxes was $6.6 million for the three months ended June 30, 2021 as compared to a benefit from income taxes of $13.7 million for the three months ended June 30, 2020. The fluctuation was primarily attributable to the greater pre-tax income, unfavorable permanent book/tax differences related to officers’ compensation including stock based awards and discrete items recorded for the three months ended June 30, 2021 related to the remeasurement of deferred tax liabilities in the UK and US state jurisdictions due to income tax rate changes.

Net Income

Net income was $5.8 million for the three months ended June 30, 2021, compared to net loss of $37.8 million for the three months ended June 30, 2020. The increase in net income was primarily driven by the increase in operating income and decrease in interest expense as a result of the consummation of the Transactions and the fair value adjustment of warrant liability partially offset by unfavorable variance associated with the provision for income taxes as described above.

Adjusted Net Income

The increase in Adjusted Net Income for the three months ended June 30, 2021 was attributable to the decrease in interest expense as a result of the consummation of the Transactions and increase in provision for income taxes. For a reconciliation of Adjusted Net Income to Net income (loss), see “ —Non-GAAP Financial Measures.”

Adjusted EBITDA and Adjusted EBITDA by Segment

	Three Months Ended June 30,		Change
(amounts in thousands)	2021	2020	$	%
Sales	$89,523	$90,020	$(497)	(0.6)%
Marketing	32,448	22,024	10,424	47.3%

Total Adjusted EBITDA	$121,971	$112,044	$9,927	8.9%

Adjusted EBITDA increased $9.9 million, or 8.9%, to $122.0 million for the three months ended June 30, 2021, from $112.0 million for the three months ended June 30, 2020.

The increase in Adjusted EBITDA was primarily attributable to the growth in revenues as described above. For a reconciliation of Adjusted EBITDA to net income, see “—Non-GAAP Financial Measures.”

Comparison of the Six Months Ended June 30, 2021 and 2020

Revenues

	Six Months Ended June 30,		Change
(amounts in thousands)	2021	2020	$	%
Sales	$1,095,968	$968,037	$127,931	13.2%
Marketing	545,007	552,902	(7,895)	(1.4)%

Total revenues	$1,640,975	$1,520,939	$120,036	7.9%

Total revenues increased by $120.0 million, or 7.9%, during the six months ended June 30, 2021, as compared to the six months ended June 30, 2020.

The sales segment revenues increased $127.9 million, of which $6.1 million were revenues from acquired businesses during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. Excluding revenues from acquired businesses and favorable foreign exchange rates of $17.1 million, the segment experienced an increase of $104.7 million in organic revenues primarily due to growth in our headquarter and retail merchandising services where we benefitted from expansions with existing and new clients and an increase in eat-at-home consumption due to the COVID-19 pandemic, expansion in our e-commerce services, and our European businesses which experienced recoveries from temporary reductions as a result of the COVID-19 pandemic.

The marketing segment revenues declined $7.9 million during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, which includes revenues of $7.0 million from acquired businesses. Excluding revenues from acquired businesses and favorable foreign exchange rates of $4.2 million, the segment experienced a decline of $19.1 million in organic revenues. The slight decrease in revenues was primarily due to the gradual lifting of temporary suspensions or reductions of certain in-store sampling services as a result of the COVID-19 pandemic partially offset by continued growth in our digital marketing services.

Cost of Revenues

Cost of revenues as a percentage of revenues for the six months ended June 30, 2021 was 82.4%, as compared to 82.6% for the six months ended June 30, 2020, which is consistent year over year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues for the six months ended June 30, 2021 was 5.3%, as compared to 8.0% for the six months ended June 30, 2020. The decrease as a percentage of revenues for the six months ended June 30, 2021 was primarily attributable to $36.6 million decrease in restructuring charges primarily associated with terminating certain office leases, $12.5 million decrease in equity-based compensation expense associated with our Common Series D Units, and $5.7 million of the change in fair value adjustments related to contingent consideration, partially offset by $17.6 million of stock-based compensation expense related to issuance of PSUs and RSUs with respect to our Class A common stock under the 2020 Plan.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $3.3 million, or 2.8%, to $122.3 million for the six months ended June 30, 2021, from $119.0 million for the six months June 30, 2020. The increase is primarily due to additional amortization expenses of intangibles from acquisitions.

Operating Income

	Six Months Ended June 30,		Change
(amounts in thousands)	2021	2020	$	%
Sales	$79,822	$35,215	$44,607	126.7%
Marketing	213	(3,774)	3,987	(105.6)%

Total operating income	$80,035	$31,441	$48,594	154.6%

In the sales segment, the increase in operating income during the six months ended June 30, 2021 was primarily attributable to growth in revenues as described above together with our cost saving initiatives in response to COVID-19 pandemic.

In the marketing segment, the increase in operating income during the six months ended June 30, 2021 was primarily attributable to growth in revenues and the cost saving initiatives in response to COVID-19 pandemic, partially offset by recovery from Take 5 as described above.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability represents $1.5 million of non-cash gain resulting from a fair value adjustment to warrant liability with respect to the private placement warrants for the six months ended June 30, 2021. Fair value adjustment are based on the input assumptions used in the Black-Scholes option pricing model, including our Class A common stock price at the end of the reporting period, the implied volatility or other inputs to the model and the number of private placement warrants outstanding, which may vary from period to period.

Interest Expense, net

Interest expense decreased $35.3 million, or 34.1%, to $68.1 million for the six months ended June 30, 2021, from $103.3 million for the six months ended June 30, 2020. The decrease in interest expense, net was primarily due to the decrease in total debt as a result of the Transactions.

Provision for (benefit from) Income Taxes

Provision for income taxes was $8.3 million for the six months ended June 30, 2021 as compared to a benefit from income taxes of $12.3 million for the six months ended June 30, 2020. The fluctuation was primarily attributable to the greater pre-tax income, unfavorable permanent differences related to officers’ compensation including stock based awards and discrete items recorded for the six months ended June 30, 2021 related to valuation allowance for the Company’s Mexico operations and the remeasurement of deferred tax liabilities in the UK and US state jurisdictions due to income tax rate changes.

Net Income

Net income was $5.2 million for the six months ended June 30, 2021, compared to net loss of $59.5 million for the six months ended June 30, 2020. The increase in net income was primarily driven by the increase in operating income and decrease in interest expense as a result of the consummation of the Transactions partially offset by unfavorable variances associated with the provision for income taxes as described above.

Adjusted Net Income

The increase in Adjusted Net Income for the six months ended June 30, 2021 was attributable to the decrease in interest expense as a result of the consummation of the Transactions and increase in provision for income taxes. For a reconciliation of Adjusted Net Income to Net income (loss), see “—Non-GAAP Financial Measures.”

Adjusted EBITDA and Adjusted EBITDA by Segment

	Six Months Ended June 30,		Change
(amounts in thousands)	2021	2020	$	%
Sales	$173,600	$168,583	$5,017	3.0%
Marketing	59,799	49,812	9,987	20.0%

Total Adjusted EBITDA	$233,399	$218,395	$15,004	6.9%

Adjusted EBITDA increased $15.0 million, or 6.9%, to $233.4 million for the six months ended June 30, 2021, from $218.4.0 million for the six months ended June 30, 2020.

The increase in Adjusted EBITDA was primarily attributable to the growth in revenues as described above. For a reconciliation of Adjusted EBITDA to net income, see “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Adjusted Net Income is a non-GAAP financial measure. Adjusted Net Income means net income (loss) before (i) impairment of goodwill and indefinite-lived assets, (ii) amortization of intangible assets, (iii) equity based compensation of Topco and Advantage Sponsors’ management fee, (iv) change in fair value of warrant liability, (v) fair value adjustments of contingent consideration related to acquisitions, (vi) acquisition-related expenses, (vii) costs associated with COVID-19, net of benefits received, (viii) EBITDA for economic interests in investments, (ix) restructuring expenses, (x) litigation expenses, (xi) (Recovery from) loss on Take 5, (xii) deferred financing fees, (xiii) costs associated with the Take 5 Matter, (xiv) other adjustments that management believes are helpful in evaluating our operating performance and (xv) related tax adjustments.

We present Adjusted Net Income because we use it as a supplemental measure to evaluate the performance of our business in a way that also considers our ability to generate profit without the impact of items that we do not believe are indicative of our operating performance or are unusual or infrequent in nature and aid in the comparability of our performance from period to period. Adjusted Net Income should not be considered as an alternative for our Net income (loss), our most directly comparable measure presented on a GAAP basis.

A reconciliation of Adjusted Net Income to Net income (loss) is provided in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in thousands)
Net income (loss)	$5,754	$(37,814)	$5,208	$(59,537)
Less: Net loss attributable to noncontrolling interest	(367)	(410)	(797)	(425)
Add:
Equity based compensation of Topco and Advantage Sponsors’ management fee(a)	(1,642)	4,184	(4,456)	8,021
Change in fair value of warrant liability	(7,059)	—	(1,533)	—
Fair value adjustments related to contingent consideration related to acquisitions(c)	3,598	4,128	2,555	8,223
Acquisition-related expenses(d)	2,797	4,861	7,943	10,390
Restructuring expenses(e)	6,934	46,565	11,030	47,663
Litigation expenses(f)	—	2,500	(818)	2,604
Amortization of intangible assets(g)	49,172	47,652	98,610	95,498
Costs associated with COVID-19, net of benefits received(h)	(3,328)	(1,019)	(2,035)	(19)
Recovery from Take 5	—	(7,700)	—	(7,700)
Costs associated with the Take 5 Matter(i)	1,310	661	2,211	1,600
Tax adjustments related to non-GAAP adjustments(j)	(16,506)	(25,626)	(31,851)	(41,517)

Adjusted Net Income	$41,397	$38,802	$87,661	$65,651

Adjusted EBITDA and Adjusted EBITDA by segment are supplemental non-GAAP financial measures of our operating performance. Adjusted EBITDA means net income (loss) before (i) interest expense, net, (ii) (benefit from) provision for income taxes, (iii) depreciation, (iv) impairment of goodwill and indefinite-lived assets, (v) amortization of intangible assets, (vi) equity based compensation of Topco and Advantage Sponsors’ management fee, (vii) change in fair value of warrant liability, (viii) stock-based compensation expense, (ix) fair value adjustments of contingent consideration related to acquisitions, (x) acquisition-related expenses, (xi) costs associated with COVID-19, net of benefits received, (xii) EBITDA for economic interests in investments, (xiii) restructuring expenses, (xiv) litigation expenses, (xv) (Recovery from) loss on Take 5, (xvi) costs associated with the Take 5 Matter and (xvii) other adjustments that management believes are helpful in evaluating our operating performance.

We present Adjusted EBITDA and Adjusted EBITDA by segment because they are key operating measures used by us to assess our financial performance. These measures adjust for items that we believe do not reflect the ongoing operating performance of our business, such as certain noncash items, unusual or infrequent items or items that change from period to period without any material relevance to our operating performance. We evaluate these measures in conjunction with our results according to GAAP because we believe they provide a more complete understanding of factors and trends affecting our business than GAAP measures alone. Furthermore, the agreements governing our indebtedness contain covenants and other tests based on measures substantially similar to Adjusted EBITDA. Neither Adjusted EBITDA nor Adjusted EBITDA by segment should be considered as an alternative for our Net income (loss), our most directly comparable measure presented on a GAAP basis.

A reconciliation of Adjusted EBITDA to Net income (loss) is provided in the following table:

Consolidated

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in thousands)
Net income (loss)	$5,754	$(37,814)	$5,208	$(59,537)
Add:
Interest expense, net	37,189	51,521	68,054	103,315
Provision for income taxes	6,563	(13,704)	8,306	(12,337)
Depreciation and amortization	62,674	58,748	122,287	118,957
Equity based compensation of Topco and Advantage Sponsors’ management fee(a)	(1,642)	4,184	(4,456)	8,021
Change in fair value of warrant liability	(7,059)	—	(1,533)	—
Stock based compensation expense(b)	8,988	—	17,643	—
Fair value adjustments related to contingent consideration related to acquisitions(c)	3,598	4,128	2,555	8,223
Acquisition-related expenses(d)	2,797	4,861	7,943	10,390
EBITDA for economic interests in investments(k)	(1,807)	(887)	(2,996)	(2,785)
Restructuring expenses(e)	6,934	46,565	11,030	47,663
Litigation expenses(f)	—	2,500	(818)	2,604
Costs associated with COVID-19, net of benefits received(h)	(3,328)	(1,019)	(2,035)	(19)
Recovery from Take 5	—	(7,700)	—	(7,700)
Costs associated with the Take 5 Matter(i)	1,310	661	2,211	1,600

Adjusted EBITDA	$121,971	$112,044	$233,399	$218,395

Financial information by segment, including a reconciliation of Adjusted EBITDA by segment to operating income, the closest GAAP financial measure, is provided in the following table:

Sales Segment

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in thousands)
Operating income	$44,673	$11,021	$79,822	$35,215
Add:
Depreciation and amortization	44,710	42,234	87,274	85,341
Equity based compensation of Topco and Advantage Sponsors’ management fee(a)	(678)	3,538	(2,516)	6,737
Stock based compensation expense(b)	4,730	—	9,424	—
Fair value adjustments related to contingent consideration related to acquisitions(c)	(5,027)	4,128	(4,249)	8,440
Acquisition-related expenses(d)	2,280	4,081	5,600	8,237
EBITDA for economic interests in investments(k)	(2,110)	(1,338)	(3,597)	(3,409)
Restructuring expenses(e)	1,176	23,326	1,956	24,078
Litigation expenses(f)	—	2,500	(516)	2,604
Costs associated with COVID-19, net of benefits received(h)	(231)	530	402	1,340

Sales Segment Adjusted EBITDA	$89,523	$90,020	$173,600	$168,583

Marketing Segment

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in thousands)
Operating (loss) income	$(2,226)	$(11,018)	$213	$(3,774)
Add:
Depreciation and amortization	17,964	16,514	35,013	33,616
Equity based compensation of Topco and Advantage Sponsors’ management fee(a)	(964)	646	(1,940)	1,284
Stock based compensation expense(b)	4,258	—	8,219	—
Fair value adjustments related to contingent consideration related to acquisitions(c)	8,625	—	6,804	(217)
Acquisition-related expenses(d)	517	780	2,343	2,153
EBITDA for economic interests in investments(k)	303	451	601	624
Restructuring expenses(e)	5,758	23,239	9,074	23,585
Litigation expenses(f)	—	—	(302)	—
Costs associated with COVID-19, net of benefits received(h)	(3,097)	(1,549)	(2,437)	(1,359)
Recovery from Take 5	—	(7,700)	—	(7,700)
Costs associated with the Take 5 Matter(i)	1,310	661	2,211	1,600

Marketing Segment Adjusted EBITDA	$32,448	$22,024	$59,799	$49,812

(a)

Represents the management fees and reimbursements for expenses paid to certain of the Advantage Sponsors (or certain of the management companies associated with it or its advisors) pursuant to a management services agreement in the three and six months ended June 30, 2021 and 2020. Also represents expenses related to (i) equity-based compensation expense associated with grants of Common Series D Units of Topco made to one of the Advantage Sponsors, (ii) equity-based compensation expense associated with the Common Series C Units of Topco as a result of the Transactions, (iii) compensation amounts associated with the Company’s Management Incentive Plan originally scheduled for potential payment March 2022 that were accelerated and terminated as part of the Transactions, and (iv) compensation amounts associated with the anniversary payments to Tanya Domier. Certain of Ms. Domier’s anniversary payments were accelerated as part of the Transactions.

(b) Represents non-cash compensation expense related to issuance of PSUs, RSUs, stock options and ESPP under the 2020 plan.

(c)

Represents adjustments to the estimated fair value of our contingent consideration liabilities related to our acquisitions, excluding the present value accretion recorded in interest expense, net, for the applicable periods. See Note 6—Fair Value of Financial Instruments to our unaudited condensed financial statements for the three and six months ended June 30, 2021 and 2020.

(d)

Represents fees and costs associated with activities related to our acquisitions and restructuring activities related to our equity ownership, including transaction bonuses paid in connection with the Transactions, professional fees, due diligence, public company readiness and integration activities.

(e)	Represents fees and costs associated with various internal reorganization activities among our consolidated entities.
(f)	Represents legal settlements that are unusual or infrequent costs associated with our operating activities.
(g)	Represents the amortization of intangible assets recorded in connection with the 2014 Topco Acquisition and our other acquisitions.
(h)

Represents (i) costs related to implementation of strategies for workplace safety in response to COVID-19, including employee-relief fund, additional sick pay for front-line associates, medical benefit payments for furloughed associates, and personal protective equipment; and (ii) benefits received from government grants for COVID-19 relief.

(i)

Represents $1.3 million, $2.2 million, $0.7 million, and $1.6 million of costs associated with investigation and remediation activities related to the Take 5 Matter, primarily, professional fees and other related costs, respectively for the three and six months ended June 30, 2021 and 2020, respectively.

(j)

Represents the tax provision or benefit associated with the adjustments above, taking into account the Company’s applicable tax rates, after excluding adjustments related to items that do not have a related tax impact.

(k)

Represents additions to reflect our proportional share of Adjusted EBITDA related to our equity method investments and reductions to remove the Adjusted EBITDA related to the minority ownership percentage of the entities that we fully consolidate in our financial statements.

Liquidity and Capital Resources

Our principal sources of liquidity were cash flows from operations, borrowings under the New Revolving Credit Facility, and other debt. Our principal uses of cash are operating expenses, working capital requirements, acquisitions, interest on debt and repayment of debt. Our principal sources of liquidity prior to the Transactions included $3.3 billion of outstanding debt under our then-existing first and second lien credit agreements, which we repaid on October 28, 2020 in connection with the Transactions and were scheduled to mature in July 2021 and July 2022, respectively.

Cash Flows

A summary of our cash operating, investing and financing activities are shown in the following table:

	Six Months Ended June 30,
(in thousands)	2021	2020
Net cash provided by operating activities	$55,924	$234,427
Net cash used in investing activities	(33,384)	(66,814)
Net cash (used in) provided by financing activities	(64,489)	100,883
Net effect of foreign currency fluctuations on cash	(855)	(5,860)

Net change in cash, cash equivalents and restricted cash	$(42,804)	$262,636

Net Cash Provided by Operating Activities

Net cash provided by operating activities during the six months ended June 30, 2021 consisted of net income of $5.2 million adjusted for certain non-cash items, including depreciation and amortization of $122.3 million and effects of changes in working capital. Net cash provided by operating activities during the six months ended June 30, 2020, consisted of net loss of $59.5 million adjusted for certain non-cash items, including depreciation and amortization of $119.0 million and effects of changes in working capital. The decrease in cash provided by operating activities during the six months ended June 30, 2021 relative to the same period in 2020 was primarily due to the decreased need for working capital in the prior year as a result of COVID-19 related temporary suspensions of in-store sampling services combined with the deferral of payment of our portion of Social Security taxes during the six months ended June 30, 2020.

Net Cash Used in Investing Activities

Net cash used in investing activities during the six months ended June 30, 2021 primarily consisted of the purchase of businesses, net of cash acquired of $20.4 million and purchase of property and equipment of $13.0 million. Net cash used in investing activities during the six months ended June 30, 2020, primarily consisted of the purchase of businesses, net of cash acquired of $51.4 million and purchase of property and equipment of $15.4 million.

Net Cash (Used in) Provided by Financing Activities

We primarily finance our growth through cash flows from operations, however, we also incur long-term debt or borrow under lines of credit when necessary to execute acquisitions. Cash flows from financing activities consisted of borrowings related to these lines of credit and subsequent payments of principal and financing fees. Additionally, many of our acquisition agreements include contingent consideration arrangements, which are generally based on the achievement of future financial performance by the operations attributable to the acquired companies. The portion of the cash payment up to the acquisition date fair value of the contingent consideration liability are classified as financing outflows, and amounts paid in excess of the acquisition date fair value of that liability are classified as operating outflows.

Cash flows related to financing activities during the six months ended June 30, 2021 were primarily related to borrowings of $41.7 million and repayment of $92.8 million on the Revolving Credit Facility and our lines of credit and $6.4 million related to payments of contingent consideration and holdback payments

Cash flows related to financing activities during the six months ended June 30, 2020, were primarily related to the borrowing and subsequent repayment of $80.0 million on the Revolving Credit Facility and borrowings and repayments on our lines of credit, proceeds of $120.0 million from the AR Facility, proceeds of $2.8 million from one of our majority-owned subsidiaries operating in Japan entering into a local government loan program, principal payments of $13.3 million on our long-term debt and $7.6 million related to payments of contingent consideration and holdback payments.

Description of Credit Facilities

New Senior Secured Credit Facilities

In connection with the consummation of the Transactions, Advantage Sales & Marketing Inc., an indirect wholly-owned subsidiary of the Company (the “Borrower”) entered into the New Senior Secured Credit Facilities consisting of (i) the New Revolving Credit Facility, which is a senior secured asset-based revolving credit facility in an aggregate principal amount of up to $400.0 million, subject to borrowing base capacity and (ii) the New Term Loan Facility, which is a secured first lien term loan credit facility in an aggregate principal amount of $1.325 billion.

New Revolving Credit Facility

Our New Revolving Credit Facility provides for revolving loans and letters of credit in an aggregate amount of up to $400.0 million, subject to borrowing base capacity. Letters of credit are limited to the lesser of (a) $150.0 million and (b) the aggregate unused amount of commitments under our New Revolving Credit Facility then in effect. Loans under the New Revolving Credit Facility may be denominated in either U.S. dollars or Canadian dollars. Bank of America, N.A., is administrative agent and ABL Collateral Agent. The New Revolving Credit Facility is scheduled to mature in October 2025. We may use borrowings under the New Revolving Credit Facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments.

Borrowings under the New Revolving Credit Facility are limited by borrowing base calculations based on the sum of specified percentages of eligible accounts receivable plus specified percentages of qualified cash, minus the amount of any applicable reserves. Borrowings will bear interest at a floating rate, which can be either an adjusted Eurodollar rate plus an applicable margin or, at the Borrower’s option, a base rate plus an applicable margin. The applicable margins for the New Revolving Credit Facility are 2.00%, 2.25% or 2.50%, with respect to Eurodollar rate borrowings and 1.00%, 1.25% or 1.50%, with respect to base rate borrowings, in each case depending on average excess availability under the New Revolving Credit Facility. The Borrower’s ability to draw under the New Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things, the Borrower’s delivery of prior written notice of a borrowing or issuance, as applicable, the Borrower’s ability to reaffirm the representations and warranties contained in the credit agreement governing the New Revolving Credit Facility and the absence of any default or event of default thereunder.

The Borrower’s obligations under the New Revolving Credit Facility are guaranteed by Karman Intermediate Corp. (“Holdings”) and all of the Borrower’s direct and indirect wholly owned material U.S. subsidiaries (subject to certain permitted exceptions) and Canadian subsidiaries (subject to certain permitted exceptions, including exceptions based on immateriality thresholders of aggregate assets and revenues of Canadian subsidiaries) (the “Guarantors”). The New Revolving Credit Facility is secured by a lien on substantially all of Holdings’, the Borrower’s and the Guarantors’ assets (subject to certain permitted exceptions). The Borrower’s New Revolving Credit Facility has a first-priority lien on the current asset collateral and a second-priority lien on security interests in the fixed asset collateral (second in priority to the liens securing the Notes and the New Term Loan Facility discussed below), in each case, subject to other permitted liens.

The New Revolving Credit Facility has the following fees: (i) an unused line fee of 0.375% or 0.250% per annum of the unused portion of the New Revolving Credit Facility, depending on average excess availability under the New Revolving Credit Facility; (ii) a letter of credit participation fee on the aggregate stated amount of each letter of credit equal to the applicable margin for adjusted Eurodollar rate loans, as applicable; and (iii) certain other customary fees and expenses of the lenders and agents thereunder.

The New Revolving Credit Facility contains customary covenants, including, but not limited to, restrictions on the Borrower’s ability and that of our subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, enter into transactions with affiliates or change our line of business. The New Revolving Credit Facility will require the maintenance of a fixed charge coverage ratio (as set forth in the credit agreement governing the New Revolving Credit Facility) of 1.00 to 1.00 at the end of each fiscal quarter when excess availability is less than the greater of $25 million and 10% of the lesser of the borrowing base and maximum borrowing capacity. Such fixed charge coverage ratio will be tested at the end of each quarter until such time as excess availability exceeds the level set forth above.

The New Revolving Credit Facility provides that, upon the occurrence of certain events of default, the Borrower’s obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy, insolvency, corporate arrangement, winding-up, liquidation or similar proceedings, material money judgments, material pension-plan events, certain change of control events and other customary events of default.

New Term Loan Facility

The New Term Loan Facility is a term loan facility denominated in US dollars in an aggregate principal amount of $1.325 billion. Borrowings under the New Term Loan Facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount. Borrowings will bear interest at a floating rate, which can be either an adjusted Eurodollar rate plus an applicable margin or, at the Borrower’s option, a base rate plus an applicable margin. The applicable margins for the New Term Loan Facility are 5.25% with respect to Eurodollar rate borrowings and 4.25% with respect to base rate borrowings.

The Borrower may voluntarily prepay loans or reduce commitments under the New Term Loan Facility, in whole or in part, subject to minimum amounts, with prior notice but without premium or penalty (other than a 1.00% premium on any prepayment in connection with a repricing transaction prior to the date that is twelve months after the date we entered into the New Term Loan Facility).

The Borrower will be required to prepay the New Term Loan Facility with 100% of the net cash proceeds of certain asset sales (such percentage subject to reduction based on the achievement of specific first lien net leverage ratios) and subject to certain reinvestment rights, 100% of the net cash proceeds of certain debt issuances and 50% of excess cash flow (such percentage subject to reduction based on the achievement of specific first lien net leverage ratios).

The Borrower’s obligations under the New Term Loan Facility are guaranteed by Holdings and the Guarantors. Our New Term Loan Facility is secured by a lien on substantially all of Holdings’, the Borrower’s and the Guarantors’ assets (subject to certain permitted exceptions). The New Term Loan Facility has a first-priority lien on the fixed asset collateral (equal in priority with the liens securing the Notes) and a second-priority lien on security interests in the current asset collateral (second in priority to the liens securing the New Revolving Credit Facility), in each case, subject to other permitted liens.

The New Term Loan Facility contains certain customary negative covenants, including, but not limited to, restrictions on the Borrower’s ability and that of our restricted subsidiaries to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates.

The New Term Loan Facility provides that, upon the occurrence of certain events of default, the Borrower’s obligations thereunder may be accelerated. Such events of default will include payment defaults to the lenders thereunder, material inaccuracies of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, voluntary and involuntary bankruptcy, insolvency, corporate arrangement, winding-up, liquidation or similar proceedings, material money judgments, change of control and other customary events of default.

Senior Secured Notes

In connection with the Transactions, Finco issued $775.0 million aggregate principal amount of 6.50% Senior Secured Notes due 2028 (the “Notes”). Substantially concurrently with the Transactions, Finco merged with and into Advantage Sales & Marketing Inc. (in its capacity as the issuer of the Notes, the “Issuer”), with the Issuer continuing as the surviving entity and assuming the obligations of Finco. The Notes were sold to BofA Securities, Inc., Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC and Apollo Global Securities, LLC. The Notes were resold to certain non-U.S. persons pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act at a purchase price equal to 100% of their principal amount. The terms of the Notes are governed by an Indenture, dated as of October 28, 2020 (the “Indenture”), among Finco, the Issuer, the guarantors named therein (the “Notes Guarantors”) and Wilmington Trust, National Association, as trustee and collateral agent.

Interest and maturity

Interest on the Notes is payable semi-annually in arrears on May 15 and November 15 at a rate of 6.50% per annum, commencing on May 15, 2021. The Notes will mature on November 15, 2028.

Guarantees

The Notes are guaranteed by Holdings and each of the Issuer’s direct and indirect wholly owned material U.S. subsidiaries (subject to certain permitted exceptions) and Canadian subsidiaries (subject to certain permitted exceptions, including exceptions based on immateriality thresholders of aggregate assets and revenues of Canadian subsidiaries) that is a borrower or guarantor under the New Term Loan Facility.

Security and Ranking

The Notes and the related guarantees are the general, senior secured obligations of the Issuer and the Notes Guarantors, are secured on a first-priority pari passu basis by security interests on the fixed asset collateral (equal in priority with liens securing the New Term Loan Facility), and are secured on a second-priority basis by security interests on the current asset collateral (second in priority to the liens securing the New Revolving Credit Facility and equal in priority with liens securing the New Term Loan Facility), in each case, subject to certain limitations and exceptions and permitted liens.

The Notes and related guarantees rank (i) equally in right of payment with all of the Issuer’s and the Guarantors’ senior indebtedness, without giving effect to collateral arrangements (including the New Senior Secured Credit Facilities) and effectively equal to all of the Issuer’s and the Guarantors’ senior indebtedness secured on the same priority basis as the Notes, including the New Term Loan Facility, (ii) effectively subordinated to any of the Issuer’s and the Guarantors’ indebtedness that is secured by assets that do not constitute collateral for the Notes to the extent of the value of the assets securing such indebtedness and to indebtedness that is secured by a senior-priority lien, including the New Revolving Credit Facility to the extent of the value of the current asset collateral and (iii) structurally subordinated to the liabilities of the Issuer’s non-Guarantor subsidiaries.

Optional redemption for the Notes

The Notes are redeemable on or after November 15, 2023 at the applicable redemption prices specified in the Indenture plus accrued and unpaid interest. The Notes may also be redeemed at any time prior to November 15, 2023 at a redemption price equal to 100% of the aggregate principal amount of such Notes to be redeemed plus a “make-whole” premium, plus accrued and unpaid interest. In addition, the Issuer may redeem up to 40% of the original aggregate principal amount of Notes before November 15, 2023 with the net cash proceeds of certain equity offerings at a redemption price equal to 106.5% of the aggregate principal amount of such Notes to be redeemed, plus accrued and unpaid interest. Furthermore, prior to November 15, 2023 the Issuer may redeem during each calendar year up to 10% of the original aggregate principal amount of the Notes at a redemption price equal to 103% of the aggregate principal amount of such Notes to be redeemed, plus accrued and unpaid interest. If the Issuer or its restricted subsidiaries sell certain of their respective assets or experience specific kinds of changes of control, subject to certain exceptions, the Issuer must offer to purchase the Notes at par. In connection with any offer to purchase all Notes, if holders of no less than 90% of the aggregate principal amount of Notes validly tender their Notes, the Issuer is entitled to redeem any remaining Notes at the price offered to each holder.

Restrictive covenants

The Notes are subject to covenants that, among other things limit the Issuer’s ability and its restricted subsidiaries’ ability to: incur additional indebtedness or guarantee indebtedness; pay dividends or make other distributions in respect of, or repurchase or redeem, the Issuer’s or a parent entity’s capital stock; prepay, redeem or repurchase certain indebtedness; issue certain preferred stock or similar equity securities; make loans and investments; sell or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting the Issuer’s subsidiaries’ ability to pay dividends; and consolidate, merge or sell all or substantially all of the Issuer’s assets. Most of these covenants will be suspended on the Notes so long as they have investment grade ratings from both Moody’s Investors Service, Inc. and S&P Global Ratings and so long as no default or event of default under the Indenture has occurred and is continuing.

Events of default

The following constitute events of default under the Notes, among others: default in the payment of interest; default in the payment of principal; failure to comply with covenants; failure to pay other indebtedness after final maturity or acceleration of other indebtedness exceeding a specified amount; certain events of bankruptcy; failure to pay a judgment for payment of money exceeding a specified aggregate amount; voidance of subsidiary guarantees; failure of any material provision of any security document or intercreditor agreement to be in full force and effect; and lack of perfection of liens on a material portion of the collateral, in each case subject to applicable grace periods.

Prior Credit Facilities

In connection with the Transactions, our debt arrangements under the First Lien Credit Agreement and Second Lien Credit Agreement as well as the AR Facility that existed as of September 30, 2020 were repaid and terminated with incremental costs of $86.8 million. For a description of the First Lien Credit Agreement and Second Lien Credit Agreement that were refinanced in connection with the consummation of the Transactions on October 28, 2020, please see the additional information set forth in Note 7—Debt, to our audited consolidated financial statements for the year ended December 31, 2020.

Cash and Cash Equivalents Held Outside the United States

As of June 30, 2021 and December 31, 2020, $84.1 million and $87.7 million, respectively, of our cash and cash equivalents and marketable securities were held by foreign subsidiaries. As of June 30, 2021, and December 31, 2020, $31.6 million and $28.9 million, respectively, of our cash and cash equivalents and marketable securities were held by foreign branches.

We assessed our determination as to our indefinite reinvestment intent for certain of our foreign subsidiaries and recorded a deferred tax liability of approximately $2.1 million of withholding tax as of December 31, 2020 for unremitted earnings in Canada with respect to which the Company does not have an indefinite reinvestment assertion. We will continue to evaluate our cash needs, however we currently do not intend, nor do we foresee a need, to repatriate funds from the foreign subsidiaries except for Canada. We have continued to assert indefinite reinvestment on all other earnings as it is necessary for continuing operations and to grow the business. If at a point in the future our assertion changes, we will evaluate tax-efficient means to repatriate the income. In addition, we expect existing domestic cash and cash flows from operations to continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities, such as debt repayment and capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

If we should require more capital in the United States than is generated by our domestic operations, for example, to fund significant discretionary activities such as business acquisitions, we could elect to repatriate future earnings from foreign jurisdictions. These alternatives could result in higher tax expense or increased interest expense. We consider the majority of the undistributed earnings of our foreign subsidiaries, as of December 31, 2020, to be indefinitely reinvested and, accordingly, no provision has been made for taxes in excess of the $2.1 million noted above.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity. We do not have any majority-owned subsidiaries that are not included in our consolidated financial statements. Additionally, we do not have an interest in, or relationships with, any special-purpose entities.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are included in our Annual Report on Form 10-K/A filed May 17, 2021 for the year ended December 31, 2020 and did not materially change during the three and six months ended June 30, 2021.

Recently Issued Accounting Pronouncements

See the information set forth in Note 1, Organization and Significant Accounting Policies – Recent Accounting Pronouncements, to our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2021 and 2020. included in “Part I, Financial Information—Item 1. Financial Statements” in this Quarterly Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Our exposure to foreign currency exchange rate fluctuations is primarily the result of foreign subsidiaries and foreign branches primarily domiciled in Europe and Canada. We use financial derivative instruments to hedge foreign currency exchange rate risks associated with our Canadian subsidiary.

The assets and liabilities of our foreign subsidiaries and foreign branches, whose functional currencies are primarily Canadian dollars, British pounds and euros, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar are included in accumulated other comprehensive loss as a separate component of stockholders’ equity. We estimate that had the exchange rate in each country unfavorably changed by ten percent relative to the U.S. dollar, our consolidated income before taxes would have decreased by approximately $1.3 million for the six months ended June 30, 2021.

Equity Price Risk

As of June 30, 2021, 7,333,333 private placement warrants remained outstanding at a fair value of $19.7 million as of June 30, 2021. The warrant liability is stated at fair value at each reporting period with the change in fair value recorded on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) until the warrants are exercised, expire or other facts and circumstances lead the warrant liability to be reclassified as an equity instrument. Based on the fair value of the private placement warrants outstanding as of June 30, 2021, a hypothetical decrease of 10% in the share price of the Company’s common stock would reduce the fair value of the warrant liability and result in an unrealized gain recognized in Change in fair value of warrant liability on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) of $4.6 million. Similarly, based on the fair value of the private placement warrants outstanding as of June 30, 2021, a hypothetical increase of 10% in the share price of the Company’s common stock would increase the fair value of the warrant liability and result in an unrealized loss recognized in Change in fair value of warrant liability on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) of $5.1 million.

Interest Rate Risk

Interest rate exposure relates primarily to the effect of interest rate changes on borrowings outstanding under the New Term Loan Facility, New Revolving Credit Facility and Notes. As of the closing of the Transactions, we drew $100.0 million on the New Revolving Credit Facility, which was subject to an assumed interest rate of 2.75%. Additionally, we borrowed an aggregate principal amount of $1.325 billion on the New Term Loan Facility, which are subject to an assumed interest rate of 6.0% and $775.0 million in Notes, which is subject to a fixed interest rate of 6.5%.

Prior to the Transactions, interest rate exposure related primarily to the effect of interest rate changes on borrowings outstanding under our Prior Credit Facilities, including our AR Facility, the revolving credit facility then in place, First Lien Credit Agreement and Second Lien Credit Agreement.

We manage our interest rate risk through the use of derivative financial instruments. Specifically, we have entered into interest rate cap agreements to manage our exposure to potential interest rate increases that may result from fluctuations in LIBOR. We do not designate these derivatives as hedges for accounting purposes, and as a result, all changes in the fair value of derivatives, used to hedge interest rates, are recorded in “Interest expense, net” in our Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

As of June 30, 2021, we had interest rate cap contracts on $1.5 billion of notional value of principal from various financial institutions, with a maturity dates of January 24, 2022 to manage our exposure to interest rate movements on variable rate credit facilities when three-months LIBOR on term loans exceeds caps ranging from 3.25% to 3.50%. The aggregate fair value of our interest rate caps represented an outstanding net liability of $1.1 million as of June 30, 2021.

In addition, we had interest rate cap contracts on an additional $650.0 million of notional value of principal from other financial institutions, with a maturity date of December 16, 2024 to manage our exposure to interest rate movements on variable rate credit facilities when one-month LIBOR on term loans exceeding a cap of 0.75%. The aggregate fair value of our interest rate caps represented an outstanding net asset of $6.1 million as of June 30, 2021.

Holding other variables constant, a change of one-eighth percentage point in the weighted average interest rate above the floor of 0.75% on the New Term Loan Facility and New Revolving Credit Facility would have resulted in an increase of $0.4 million in interest expense, net of gains from interest rate caps, for the six months ended June 30, 2021.

In the future, in order to manage our interest rate risk, we may refinance our existing debt, enter into additional interest rate cap agreements or modify our existing interest rate cap agreement. However, we do not intend or expect to enter into derivative or interest rate cap transactions for speculative purposes.

ITEM 4. CONTROLS AND PROCEDURES

Material Weaknesses in Internal Control over Financial Reporting

On August 15, 2019, we concluded that our previously-issued audited consolidated financial statements and related notes as of and for the year ended December 31, 2018, should be restated to reflect the corrections of misstatements as a result of the Take 5 Matter. In connection with our investigation into the Take 5 Matter and the other error corrections, we identified material weaknesses in our internal control over financial reporting that continue to exist as of June 30, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, we identified material weaknesses in the design and operating effectiveness of our risk assessment and information and communication processes which contributed to the following material weaknesses:

•

We determined that we did not design and maintain effective controls related to our due diligence procedures for potential acquisitions with respect to databases and information technology systems used to recognize revenue and determine the satisfaction of performance obligations. Specifically, internal controls were not designed and maintained to assess the risks associated with potential acquisitions and the need to perform due diligence as part of purchase accounting with respect to databases and information technology systems utilized to determine the satisfaction of performance obligations, and to communicate and evaluate the results of due diligence.

•

We determined that we did not design and maintain effective controls to establish an appropriate basis for reliance on data and information in our information technology systems used for revenue recognition in certain of our newly acquired businesses. Specifically, internal controls were not designed and maintained to ensure the completeness and accuracy of system generated reports used to verify the satisfaction of performance obligations.

•

We determined that we did not design and maintain effective controls related to information and communication specifically with respect to our whistleblower complaint process to properly investigate, communicate and resolve whistleblower complaints and allegations related to accounting or other misconduct in a timely manner, and with respect to communication with appropriate parties. Specifically, internal controls were not designed and maintained to ensure that individuals conducting investigations into allegations of accounting or other misconduct had the appropriate expertise and supervision, and that the results of the investigations have been communicated to the appropriate parties or that other transactions are communicated to the appropriate parties.

These material weaknesses resulted in restatement of our previously issued annual financial statements as of and for the year ended December 31, 2018 and interim consolidated financial information for the three months ended September 30, 2018, December 31, 2018, and March 31, 2019.

In April 2021, the Company re-evaluated its historical accounting for its warrants and concluded it must amend the accounting treatment of the private placement warrants (collectively, the “Warrants”) issued in connection with the initial public offering of Conyers Park II Acquisition Corp., (“Conyers Park”) and recorded to the Company’s consolidated financial statements as a result of the Company’s merger with Conyers Park (the “Merger”) and the reverse recapitalization that occurred on October 28, 2020. At that time, the Warrants were presented within equity and did not impact any reporting periods prior to the Merger. As such, we concluded that the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2020 included in our Annual Report on Form 10-K originally filed on March 16, 2021 should be and were revised. In connection with our re-evaluation of this matter, we identified an additional material weakness in our internal control over financial reporting that continues to exist as of June 30, 2021, as we did not design and maintain effective controls related to the evaluation of settlement features used to determine the classification of certain warrant instruments.

Additionally, all of the material weaknesses described above could result in a misstatement of our annual or interim consolidated financial statements or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

Remediation Plan

We are in the process of designing and implementing measures to improve our internal control over financial reporting and remediate the material weaknesses. Our efforts include the following actions:

•

In order to validate more fully an acquisition target with databases and information technology systems used to recognize revenue and determine the satisfaction of performance obligations, we are designing and implementing policies and procedures to perform more robust risk assessment and due diligence procedures in connection with such potential acquisitions, including engaging third-party experts to evaluate such target companies’ databases or information technology, and enhancing the communication and evaluation of due diligence results, as appropriate. During the quarter ended June 30, 2021, we implemented revised policies and procedures related to the risk assessment and due diligence procedures in connection with potential acquisitions. We expect to test the implementation of the revised policies and procedures as part of our internal control over financial reporting in connection with acquisitions occurring subsequent to June 30, 2021.

•

We are enhancing our procedures related to the risk assessment, and evaluation of the completeness and accuracy of our internal reporting processes with respect to newly acquired businesses, including with respect to the completeness and accuracy of reports used to verify the satisfaction of performance obligations under client contracts and the accuracy of recognized revenues. During the quarter ended June 30, 2021, we have finalized the design of revised risk assessment procedures over newly acquired businesses, including establishing certain additional procedures to be performed over reports used in the recognition of revenue. We are in the process of implementing the related internal controls and expect to test the implementation of the revised risk assessment procedures in connection with acquisitions occurring subsequent to June 30, 2021.

•

We are designing, enhancing and implementing procedures and policies to promote timely and proper risk assessment, investigation, resolution, communication and disclosure of any whistleblower complaints or reported allegations of accounting or other misconduct. During the quarter ended June 30, 2021, we implemented the associated changes in the design of our internal controls and expect to test the implementation of the related changes to these controls during the quarter ended September 30, 2021.

•

During the quarter ended June 30, 2021, we designed and implemented procedures for the evaluation of settlement features used to determine the classification of certain warrant instruments. We expect to test the implementation of these control procedures during the quarter ended September 30, 2021.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2021, our disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described above.

However, after giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Quarterly Report were prepared in accordance with U.S. generally accepted accounting principles, our management has concluded that our consolidated financial statements included in this Quarterly Report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are involved in various legal matters that arise in the ordinary course of our business. Some of these legal matters purport or may be determined to be class and/or representative actions, or seek substantial damages or penalties. Some of these legal matters relate to disputes regarding acquisitions. In connection with certain of the below matters and other legal matters, we have accrued amounts that we believe are appropriate. There can be no assurance, however, that the above matters and other legal matters will not result in us having to make payments in excess of such accruals or that the above matters or other legal matters will not materially or adversely affect our business, financial position or results of operations.

Employment-Related Matters

We have also been involved in various litigation, including purported class or representative actions with respect to matters arising under the U.S. Fair Labor Standards Act, California Labor Code and Private Attorneys General Act. Many involve allegations for allegedly failing to pay wages and/or overtime, failing to provide meal and rest breaks and failing to pay reporting time pay, waiting time penalties and other penalties.

A former employee filed a complaint in California Superior Court, Santa Clara County in July 2017, which seeks civil damages and penalties on behalf of the plaintiff and similarly situated persons for various alleged wage and hour violations under the California Labor Code, including failure to pay wages and/or overtime, failure to provide meal and rest breaks, failure to pay reporting time pay, waiting time penalties and penalties pursuant to California’s Private Attorneys General Act. We filed a motion for summary judgment. The court granted our motion for summary judgment in March 2020, and plaintiff filed an appeal of the court’s ruling in May 2020. We have retained outside counsel to represent us and intend to vigorously defend our interests in this matter.

A former employee filed a complaint in California Superior Court, Orange County in September 2019, which seeks damages, penalties and injunctive relief on behalf of the plaintiff and similarly situated persons for various alleged wage and hour violations under the California Labor Code, including failure to pay wages and/or overtime, failure to provide meal and rest breaks, failure to reimburse employee expenses, failure to pay reporting time pay, failure to comply with wage statement requirements, waiting time penalties, violations of California law regarding post-employment nonsolicitation agreements and violations of California’s unfair competition law. In November 2019, the former employee filed a first amended complaint adding a claim for civil penalties on behalf of the plaintiff and similarly situated persons pursuant to California’s Private Attorneys General Act (“PAGA”) based on the preceding allegations. Plaintiff’s counsel requested dismissal of the class and individual claims so that only the PAGA claim will remain, and the court granted such action. The parties have previously pursued mediation, and in the future the parties may pursue further mediation, other dispute resolutions approaches, or continue with the discovery or motion process on this litigation. We have retained outside counsel to represent us and intend to vigorously defend our interests in this matter.

Proceedings Relating to Take 5

The following proceedings relate to the Take 5 Matter, which is discussed in greater detail in “PART I, Financial Information —Item 1. Financial Statements—Note 10. Commitments and Contingencies” in this Quarterly Report and “Risk Factors — Risks Related to the Company’s Business and Industry” in our Annual Report on Form 10-K/A for the year ended December 31, 2020.

USAO and FBI Voluntary Disclosure and Investigation Related to Take 5

In connection with the Take 5 Matter, we voluntarily disclosed to the United States Attorney’s Office and the Federal Bureau of Investigation certain misconduct occurring at Take 5. We intend to cooperate in this and any other governmental investigation that may arise in connection with the Take 5 Matter. At this time, we cannot predict the ultimate outcome of any investigation related to the Take 5 Matter and are unable to estimate the potential impact such an investigation may have on us.

Arbitration Proceedings Related to Take 5

In August 2019, as a result of the Take 5 Matter, we provided a written indemnification claim notice to the sellers of Take 5, or the Take 5 Sellers, seeking monetary damages (including interest, fees and costs) based on allegations of breach of the asset purchase agreement, or Take 5 APA, as well as fraud. In September 2019, the Take 5 Sellers initiated arbitration proceedings in the state of Delaware against us, alleging breach of the Take 5 APA as a result of our decision to terminate the operations of the Take 5 business and seeking monetary damages equal to all unpaid earn-out payments under the Take 5 APA (plus interest fees and costs). In 2020, the Take 5 Sellers amended their statement of claim to allege defamation, relating to statements we made to customers in connection with terminating the operations of the Take 5 business, and seeking monetary damages for the alleged injury to their reputation. We have filed our response to the Take 5 Sellers’ claims and asserted indemnification, fraud and other claims against the Take 5 Sellers as counterclaims and cross-claims in the arbitration proceedings. We are currently unable to estimate the potential impact related to these arbitration proceedings, but we have retained outside counsel to represent us in these matters and are vigorously pursuing our interests. The arbitration hearing for this matter is currently scheduled for the fourth quarter of 2021.

Other Legal Matters Related to Take 5

The Take 5 Matter may result in additional litigation against us, including lawsuits from clients, or governmental investigations, which may expose us to potential liability in excess of the amounts being offered by us as refunds to Take 5 clients. We are currently unable to determine the amount of any potential liability, costs or expenses (above the amounts already being offered as refunds) that may result from any lawsuits or investigations associated with the Take 5 Matter or determine whether any such issues will have any future material adverse effect on our financial position, liquidity or results of operations. Although we have insurance covering certain liabilities, we cannot assure that the insurance will be sufficient to cover any potential liability or expenses associated with the Take 5 Matter.

ITEM 1A. RISK FACTORS

There have been no material changes to the risk factors disclosed under Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2020, the current effects of which are discussed in more detail in Part I, Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Quarterly Report on Form 10-Q. In addition, the known and unknown impacts caused by the COVID-19 pandemic and actions taken in response to it by governments, businesses, and individuals, may give rise to or amplify the risk factors disclosed in our Annual Report on Form 10-K/A for the year ended December 31, 2020. These risks are not the only risks that may affect us. Additional risks that we are not aware of or do not believe are material at the time of this filing may also become important factors that adversely affect our business.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Mine Safety Disclosures

None

Item 5. Other Information

None

ITEM 6. Exhibits

The following exhibits are filed with this Report:

Exhibit Number	Description

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350

32.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

***

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE SOLUTIONS INC.

By:	/s/ Tanya Domier
Tanya Domier
Chief Executive Officer and Director
Date:	August 9, 2021

By:	/s/ Brian Stevens
Brian Stevens
Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)
Date:	August 9, 2021

Exhibit 31.1

CERTIFICATIONS

I, Tanya Domier, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Advantage Solutions Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

August 9, 2021	By:	/s/ Tanya Domier
Tanya Domier
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Brian Stevens, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Advantage Solutions Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

August 9, 2021	By:	/s/ Brian Stevens
Brian Stevens
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADDED BY

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Advantage Solutions Inc. (the “Company”) on Form 10-Q for the quarter ended June 30, 2021, as filed with the Securities and Exchange Commission (the “Report”), I, Tanya Domier, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

August 9, 2021	By:	/s/ Tanya Domier
Tanya Domier
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADDED BY

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Advantage Solutions Inc. (the “Company”) on Form 10-Q for the quarter ended June 30, 2021, as filed with the Securities and Exchange Commission (the “Report”), I, Brian Stevens, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as added by §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

August 9, 2021	By:	/s/ Brian Stevens
Brian Stevens
Chief Financial Officer
(Principal Financial Officer)